
Omega
Project Co.,Ltd.


05005560

Brief Report

For the fiscal half year ended at the 30th of September 2004

Consolidated and Non- Consolidated

Omega Project Co., Ltd.

Table of contents

Fiscal Half year ended September the 30th 2004

Brief Report Concerning Account Closing (Consolidated) **the 26th of November 2004**

Company Name: **Omega Project Co., Ltd.** Registered Issue

Code No. 6819 Residential Prefecture of Headquarters: Tokyo

(URL http://www.omega.co.jp)

Address of Headquarters: Omega Project Co., Ltd.
Pastorale Jingumae
2-25-4 Jingumae
Shibuya Ku
150-0001 Tokyo, Japan

Contact Person: Chief of Presidents` Office, Kamiya Koji Tel.: +81-3-5474-8811

Date of fiscal half year Board Meeting, the 26th of November 2004

Application of US- GAAP: not applied

Consolidated Results of the Fiscal Half Year ended at the 30th of September 2004 (from the 1st of April 2004 until the 30th of September)

(1) Business Results (Figures less than one million JPY are disregarded)

	Sales		Operating Profit		Ordinary Profit	
	million JPY	%	million JPY	%	million JPY	%
September 2004	704	(37.3)	(671)	/	(624)	/
September 2003	1,125	(80.7)	(2,063)	/	(2,115)	/
March 2004	1,896	(79.3)	(2,666)	/	(2,827)	/

	Net Income		Net Income per Share		Fully Diluted Net Income per Share	
	million JPY	%	Yen	Sen	Yen	Sen
September 2004	(796)	/	(2)	05	/	/
September 2003	(6,173)	/	(35)	51	/	/
March 2004	(11,232)	/	(52)	91	/	/

(Notes)

1. Investment Profit or Loss on the Equity Method: September 2004 /
   September 2003 /
   March 2004 /
2. Average of Outstanding Shares: September 2004 389,380,059 shares; September 2003 173,846,647 shares; March 2004 212,312,684 shares
3. Change of Accounting Method: None
4. Percentages of Sales, Operating Profit, Ordinary Profit and Net Income present the ratio of increase/decrease compared to the previous fiscal year.

(2) Status of Consolidated Finances

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity	Shareholders' Equity per share
	million JPY	million JPY	%	Yen Sen
September 2004	5,035	3,296	65.5	8 14
September 2003	9,218	4,736	51.4	21 48
March 2004	5,080	1,967	38.7	5 78

(Note)

Number of Outstanding Shares: September 2004 405,008,010 shares; September 2003 220,506,330 shares; March 2004 340,120,715 shares.

(3) Status of Consolidated Cash Flow

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents at the end of the term
	million JPY	million JPY	million JPY	million JPY
September 2004	(724)	(389)	856	47
September 2003	(1,319)	(802)	1,934	141
March 2004	(2,722)	(1,189)	3,887	304

(4) Matters concerning the Scope of Consolidation and the Application of the Equity Method

Consolidated Companies: One

Unconsolidated Subsidiary under the Equity Method: None

Affiliate under the Equity Method: None

(5) Change in the Scope of Consolidation and the Application of the Equity Method

Consolidated: (new) One

Equity Method: (new) None

Forecast of the Consolidated Results for the Fiscal year ending at the 31st of March 2005 (from the 1st of April 2004 until the 31st of March 2005)

	Sales	Ordinary Profit	Net Income
	million JPY	million JPY	million JPY
Per year	1,450	(1,400)	(1,400)

(Reference)

Projected Net Income per Share (per year): (3JPY 46Sen)

1. Status of the group companies

Until the end of March 2004, the company was formed of a single company. As of the end of May 2004, O&Z Project Co., Ltd became the consolidated subsidiary of the group, mainly engaged in the planning, producing and right management of film and visual contents. As of the end of September 2004, the group consists of the company and one consolidated subsidiary, the company is mainly engaged in entertainment and contents business, investment business and real estate business. The business structure of the group companies are as follows:

As of 31st March 2004



Omega Project Co., Ltd.
Real Estate Business
Investment Business
Entertainment and Contents Business
Real Estate Rental
Production and Management Of Content Funds
Trading for Film and Visual Contents
Production and Sales Agent for Film and Visual Contents
Customers

As of 30th September 2004



Omega Project Co., Ltd.
Real Estate Business
Investment Business
Entertainment and Contents Business
O&Z Project Co., LTD.
Real Estate Rental
Production And Management Of Content Funds
Trading for Film and Visual Contents
Production and Sales Agent for Film and Visual Contents
Planning, Producing, Right Management of Film and Visual Contents
Customers

2. Management Policy

(1) Changes of the basic management policy

Until the last term the company had its center of business in film and contents business, mobile phone and internet business and electric business, and it was also engaged in other businesses like real estate business and game attraction business. To bring these businesses to life and to realize profits for the stockholders as well as for the company, the adopted management policy was to create an united group with subsidiaries to pursue synergy effects and to put an enlargement of business contents forward.

However, the difficulty in securing stable long-term business fund in both domestic and foreign finance and economics resulting from the confusion of today's world affairs, and a rapid change in the entire industry in the background, the company concentrated on the reorganization of the business structure to strengthen the financial ground by relying on mid and long term loans from banks for about two terms, and rapid restructuring of the company's two main focus points, "Entertainment and Contents Business" and "Investment Business".

During this interim accounting period, as the restructuring of the business has almost been completed, reorganization in the Board was made, making the company's CEO Yokohama double as the President of the company. The company strives to strengthen its finance and operating base to complete the restructuring promptly, and will seek its early realization of the business base under the new regime.

In "Entertainment and Contents Business", the stabilization of the business has been aimed at to evade various risks originating in a mid/long-term burden of funds and the length of the production period as much as possible. Additional appropriation of accounts receivable for the bad-debt reserves to clients and accounting estimates for appraisal loss of foreign films were done since the preceding term. Under such circumstances, after fiscal year of April 2004, the company's film related inventory assets is planned to be used as the production cost of domestic movie and goods in process, and the cost depreciation on film copyright is planned to be appropriated during this term.

At the same time, as of 31 May 2004, the company acquired a film production company O&Z Project Co., Ltd. as a consolidated subsidiary. Starting this, the company will continue to acquire companies with excellent know-how as consolidated subsidiaries in the future to establish a co-partnership and actively develop business foundation in Korea, China, and other markets in Asia.

Regarding the investment business, the operation focuses on the planning and management of contents fund in both film production and finance. By creating low risk schemes, investment in contents in Asia, intellectual property, and in related companies is planned. At the same time, by structuring portfolios and securing outlets for the contents, the company achieves to secure profit in a comprehensive manner. In parallel, M&A of facilities and companies such as leisure amusement parks with asset value, or any listed companies which will bring about synergy effect among "Entertainment and Contents Business" of the company.

In the financial system, the company aims for the complete compression of the interest-bearing debt that comes in the balance of 850 million yen during this term, and to establish a stable financial system.

The policy of the company's group management is to establish a holding company by way of Shared Transfer, which was approved and passed in the Extraordinary Meeting of Board Directors on 16 January 2004.

The entertainment industry is an industry with an extreme change, and flexibility according to market preference and

trend is the key to create successful contents. Therefore, the company believes that it is important to exercise agile management with respect to its creative and unique know-how. By exploiting the characteristics as a holdings company, the company will strengthen and expand the business through gaining new subsidiary companies with potentials.
As a part of this, as of 31 May 2004, O&Z Project Co, Ltd. became a consolidated subsidiary, and it has been announced that as of 1 November 2004, Basara Pictures Co., Ltd and Korean based company Omega Pictures Co., Ltd will join as consolidated subsidiaries.
However, due to complication in the process the environment surrounding the company, it has been decided that it will be better to initiate such a process on creating new regime under a more stabilized environment. Thus, the process is aimed to be completed before the end of this term.

(2) Basic dividend policy
The basic dividend policy of the company is to improve the financial conditions at first to achieve the profitability for the next fiscal year and create sufficient internal reserves to be able to pay dividends to the shareholders.
The current term goes along with a transfiguration in the inland as well as other where, and the company tries to propel the reorganization of its business and financial system following last term. The reorganization of business system is reaching its end, and early completion is being aimed. Under such a circumstance, continuing efforts will be put in appropriating the special loss from the film rights related business which may be a risk factor in the future. In the next term the company aims to reach the profit region again and to strengthen its position, to able to pay dividends again.
As for the internal reserves, the company will efficiently invest according to the renewed management policies to promote the reorganization of the company and the recreation of the company value, to achieve dividend payments for the shareholders.
As a result, there will be no passing dividends this term.

(3) Policy concerning the raise of investment credit
Although the company's liquidity is supposed to be high standard, the company thinks of a careful raise of the investment credit following the market trend, due to the fact of the added up special loss at the settlement of the accounts and the decline of the stock price, always considering the shareholders profit.

(4) Goal managerial index
As of the end of September 2004 the minus in the earned surplus of the company group added up to 13.2 billion JPY. Concerning to this situation, it's the company's` primary goal to dissolve this minus in its earned surplus, to be able to get to the resumption of dividends for the stockholders again.
From now on the company wants to pursue the strengthening of the group synergy effects through operating a comprehensive management within the company group, and to be able to raise the enterprise value again. Still more, the company wants a closer merge of the subsidiary companies, which is under planning now to dissolve the deficit brought forward, and to accomplish black figures again, these are the main middle and long term managerial indexes.

(5) Medium and long term management strategy
At the director's meeting held on 11 August 2004, Toyoyuki Yokohama, the company's Chairman of the Board was assigned as the president of the company as on 11 August 2004.
Yokohama will spearhead the company applying the knowledge and experience of corporate revitalization of former Body Sonic Co., Ltd. to strengthen the fund investing section, lessen the interest-bearing debt, and to establish a

stabilized profit-earning system.

The business reorganization is put forward to have high added value on the "Entertainment and Contents Business", to improve the business and the financial affair conditions of the company, to dissolve the deficit brought forward, and to accomplish a raise of the enterprise and the group value.

(6) Tacked subjects

The focused issues will be the elimination of loss carried over which amounts to 13.2 billion JPY, as well as an early construction of a group company with strength and flexibility in the entertainment industry, and to bring back profit to the shareholders.

Below are the detailed focused issues of the fiscal half year ended at the 30th of September 2004.

(a) Acknowledging the specific risks in film producing while planning for unique films.

(b) Early dissolving of deficit brought forward with bank loans, and creation of contents fund for business fund (mainly for film production) to accomplish profit.

(c) Establishing a flexible corporate body as a holdings company.

(d) Building a future key pillar of profit in the investment business of newly attained leisure facilities.

Detailed Approaches

(a) For risk aversion, planning and producing was done in length for a careful consideration of risk factors. Also, future risk reducing strategies were taken.

As for now on, the company will expand its entertainment business in Japan, Korea, and in China with deeper consideration for various risks.

(b) In the past, the company's film production mainly relied on bank loans. However, because in many occasions film productions require mid-long term funds, there are risks involving liabilities, economical performances, and shifts in production schedules. Thus, the company shifted its reliance on bank loans to funds on hand. This way, the company's interest-bearing debt transitioned from 3.4 billion JPY in the end of March 2003 to 2.1 billion JPY in the end of March 2004, and 850 million JPY in the end of September, 2004.

(c) The establishment of a holdings company was approved by the extraordinary general meeting of shareholders held on 16 January 2004. A rapid correspondence of schedule adjustments with the parties involved to implement the understanding reach is necessary. The company aims for a flexible corporate with unique and creative body.

(d) As of 26 November 2004, the company has decided to invest and take part in the management of Saboten Park and Resort Co., Ltd.

Risks

(a) Transformation of Business Structure

There is a prospect that remaining last term, Omega Project Co., Ltd will be recording a loss this term.

It was decided that the center of focus in the entertainment business will be film production within Japan, and to liquidate film rights abroad by the end of March 2004. At the same time, it was decided that starting April 2004, the inventory assets of the company will be utilized for domestic film production fees and productions in process. With these decisions, it was decided that the company will enhance profit strength and to put effort in reducing risks.

At the same time, in the investment business, entertainment fund was established to subsidize the expense for film production. This way, effective utilization of funds is possible, and at the same time, profits may be expected from planning and administrating. The company will continue to invest in profitable contents to achieve a high performance

in investment business.

In achieving black figure revenue, a rapid transformation of business structure was performed in the company. However, there are possibilities that the results in revenue may come under influences such as delay in schedule or according to transformation period.

(b) Film Business

Regarding film business, domestic film production, management, and planning is running smoothly. With specialization and diversification of channels from satellite broadcasting and cable TV in recent years, and with wide diffusion of DVD market, profit opportunities are growing compared to traditional model depending solely on box office sales and rental videos. At the same time, the company is exploring a new content usage such as paid online distribution of contents.

The company management extends to Asian countries such as Korea and China, and they are continuing to expand its dynamics. In Korea, the Korean government announced the fourth Opening Plan of Japanese mass culture on 16 September 2003. As a result, Japanese film, music, and game market which were open with only with limitations were fully open as of 1 January 2004. With this, the company decided to manage Starmax's Tokyo office, Starmax Co., Ltd with Starmax Korea staring this term.

Also, following the China Film Festival held September 2002 in Japan which our CEO Yokohama served the executive committee, Japanese film festival was held in Beijing China for 8 days from September 17th 2004. The company takes pride in serving as the bridge between Japan and China through cultural exchanges. From now on, the company will establish a strong network between Japan, Korea, and China, and to expand the entertainment business through Asian films.

However, film productions involve many persons and companies, and much time is spent even after the production. This may cause delay or abrupt termination of film projects. In such cases, the company's business forecast may be influenced.

(c)Investment Business

The axis of the company's investment business is the establishment of contents funds. In the past, the company's film production mainly relied on bank loans. However, because in many occasions film productions require mid-long term funds, there are risks involving liabilities, economical performances, and shifts in production schedules. Thus, the company shifted its reliance on bank loans to funds on hand for more effective utilization and investment. At the same time, profit opportunity will increase as the commission will be paid for planning and managing. Also, by investing not only in contents but also in relating companies, portfolios will be constructed and outlets for the contents will be secured. In parallel to investing, M&A activity targeting listed companies with potentiality in bringing synergy effect to the company's entertainment business and leisure facilities will be conducted.

However, investment business is a new business at the company starting this year, and there is an urgent need for constructing stable, realistic business foundation. On that basis, resource for developmental business and such know-how is needed. If above stated requirements cannot be realized, the company's business forecast may be influenced.

(d) Film Industry

The film industry which is the center of the company's business is undergoing a rapid change. After 9.11 in 2000, there were drastic cooling of foreign entertainment industry and rapid change in the financial environment. As a result, the rights the company held were illiquid and business revenue decreased drastically. This year, the company will liquidate held foreign film rights and transfer the accounts receivable to allowance for bad debt, correspond to this drastic change in the world today.

The company will continue to focus its business on the entertainment business. However, because it is a business relating expressions, the business is easily influenced by social phenomena such as terrorism, war, and conflicts. In such cases, the production or release of films may be delayed or canceled. Also, the company may be influenced by the performance of corresponding firms.

(e)Film Production

The company may fully fund films or partially fund films. In case of partial funded films, the company will establish a committee with corresponding firms, but there are cases when the company takes roll as an administrative agent and raise funds or another company takes roll as an administrative agent and the company participates as an investor. The percentage for the company to serve as an administrative is higher than the other.

In the past, the company's film production mainly relied on bank loans. However, because in many occasions film productions require mid-long term funds, there are risks involving liabilities, economical performances, and shifts in production schedules. Thus, the company shifted its reliance on bank loans to funds on hand. Also, by raising funds from other companies, diversification of risk is possible. At the same time, serving an administrative agent allows the company to acquire and utilize rights such a as distribution rights, video rights, and character rights, enabling the company to facilitate its return on investments and profit rates.

However, newsworthy book rights or remake rights often escalate in price as there will be competitions. Also, according to performance in box office sales and film right sales, return on investments may be delayed or may not be possible. At the same time, other risk factors will be the delay in production due to shift in trend, economical environment, social environment, and unavoidable reasons of actors, or increase in funds.

(f)Intellectual Property Right

The contents the company handles include intellectual properties such as image rights and trademark rights of author, script writer, translator, director, photographer, lyricist, composer, and actors. The company serves its best in committing no violation against such rights according to contracts.

However, the contents the company handle involves intellectual property rights in many areas, such as music, motion pictures, and books. Adequate attention will be paid to each intellectual property rights included in the content; however, these rights may be violated by a third person without the company's intention. In such cases, requests for indemnity, delay in screening, or delay in sales may occur, causing effects to the company's performance.

(7) Corporate Governance

(a) The company's basic understanding of Corporate Governance

Our basic policy regarding corporate governance is that it is indispensable for achieving our management policy that aims to enrich the corporate value. These matters are realized by the company's management supported by an auditing corporation, external legal advisors and various experts giving the company advises regarding the management and the routine work.

(b) The enforcement of the company's corporate governance

1. Information about the corporate governance system of management execution and supervision

Since the annual general stockholders meeting on 29 June 2004, there are four external directors. Also, there was a restructuring of the board at the corporate resolution held in August 2004. According to the resolution, the former representative director and Chairman Toyoyuki Yokohama will now also serve as the president as well, and former representative director and President Kyoichi Miyazaki will now be the representative director. As a result, there will be one representative director and four external directors. The management and auditing system was adopted to give

company a mobile and competitive structure. Concerning the management each director should make up his own independent opinion of the company, stating it following his responsibility for the company. Concerning the auditors, two of the three auditors are external auditors to give the auditing system the necessary strength. As the board of directors is concerned, there is one regular meeting per month and if necessary special meetings, at these meetings important management matters are decided, as well as matters concerning the business affairs execution. Concerning the execution of the business affairs the decisions made by the board of directors should quickly be introduced by the employees, whereas the decision of the board of directors should also be observed. With the auditing corporation an auditing contract has been concluded to guarantee that correct management information are offered, and that a fair and universal point of view is carried out in the auditing. Concerning the legal advisers, they give their juridical judgment and timely advices if necessary in special cases.

2. Outline of relationships of personal, capital, transaction or any other interest between the company and its external directors and its external auditors

Concerning these relationships there is nothing relevant to report.

3. The frame work of the company's corporate governance


Administration
Chairman
President
Operating Officer
Managers
Auditing Firm
External Legal Advisors
Various Experts
Audit
Audit
Board of Directors
Chairman
President
External Directors
Audit
Board of Auditors
Full-time Auditors
Part-time Auditors
Appoint
Appoint
AGM

4. Concerning the company's corporate governance and its enforcement during the last year

From October 2003 until the end of September 2004 there have been 46 meetings of the board of directors, where decisions concerning laws and ordinances, management matters and other related matters have been made, and the execution of the business affairs has been supervised. In June 2003 the report for the first quarter of the business year has been presented.

(8) Basic policy concerning related parties

Nothing relevant to report

(9) Other important management matters

(a) Important management matters

1. The remaining amount of the company's second unsecured convertible bond (issued on 27 August 2000, amount issued 1.5 billion JPY, date of maturity 29 July 2005) came to conversion at par on 2 April 2004. As a result, risks involving redemption of this convertible bond has solved, the amount of debt with interest has compressed, and the financial and business foundational structure has strengthened.
2. As it has been announced in "Notification on Preparations to Setup a Contents Fund" issued on 15 April 2004, starting this term, the company is launching fully into preparations toward setting up a contents fund. Investments into about 50 Asian film contents are being planned this term.
3. On 31 May 2004, a domestic film production company "O&Z Project Co., Ltd." became the company's consolidated subsidiary. At the same time, on 1 November 2004, a domestic film production company "Basara Pictures Co., Ltd" and a Korean film production company "Omega Pictures Co., Ltd." became the company's consolidated subsidiaries. With this, the company will further strengthen the film production business and establish a powerful foundation as a group company.
4. The company moved its Head Quarters to 2-25-4 Jingumae Shibuya-ku Tokyo on 3 August 2004 to promote rationalization of business.
5. Starting July 2004, the company is managing "Starmax Co., Ltd." which is the branch office of Starmax Co. Ltd. of Korea along with Starmax Co., Ltd. in Korea.
6. As of 11 August 2004, new issues of stocks (amount issued 507 million JPY) and warrants (amounts total 2.34 billion JPY) were issued by third party allotment for fund management.

(b) Legal cases

1. On May the 23rd 2002, in the Tokyo Regional Court, by the plaintiff of Igreck Company against the defendant of the company the unpaid claim of 59 million JPY concerning TV program rights trading has been brought to case and the issue is on trial.
2. On December the 25th 2002, in the Tokyo Regional Court, by the plaintiff of Nihon Bungei Company against the defendant of the company the damage claim of 22 million JPY concerning a publishing contract has been brought to case and the issue is on trail.
3. On February the 28th 2003, in Tokyo Regional Court, by the plaintiff of Marubeni Co., Ltd. against the defendant of the company the unpaid claim of 193 million JPY concerning a distribution reward payment has been brought to case. As of 26 October 2004, as the plaintiff claimed, the court handed an order to pay 193 million JPY in total in damages. However, the company appealed against the sentence, and the case is currently being trialed at the Tokyo High Court.

Concerning the above mentioned cases (1.- 3.) the company thinks that these lack in justifiable reasons and wants to make its positions clear during the trials.

3. Business results

(1) Outline of the consolidated results of the current fiscal half year

Set along behind the background of domestic and oversea economical conditions from adverse effect of series of terrorist attacks and inflating oil prices worldwide, although it showed a sign of moderate hope of recovery, the server conditions in employment and consumption environment continues.

Surrounded by this situation, the company put a reconstruction of its business structure forward, strengthening of financial foundation and concentrating on the "film and contents business" and the "investment business" as the 2 pillars of the company's business. For the current consolidated fiscal half year, the company concentrated in the early reconstruction and strengthening of financial / business structures as well as to work actively for the starting term as the new regime.

As for film and contents business, various risk aversion strategy was taken concerning the mid-long term debt burdens and production lengths. At the same time, using the high risk high return characteristic of the industry, the company will further develop the foundation of film business in Asia and aims for early realization of profit and stabilization of business.

As for this term, the company strives for the realization of stable profit in its film and contents business, and in doing so, cost depreciation will be recorded to decrease the risk. At the same time, on 31 May 2004, a domestic film production company "O&Z Project Co., Ltd." became the company's consolidated subsidiary. Also on 1 November 2004, a domestic film production company "Basara Pictures Co., Ltd" and a Korean film production company "Omega Pictures Co., Ltd." became the company's consolidated subsidiaries. With this, the company strived to strengthen the film production business and to establish a powerful foundation as a group company. Also, as for domestic film production, on 13 March 2004, film "Tokyo Genpatsu" began its screening nationwide, and screening of an omnibus film "Movie Box-ing" is initiating. "Movie Box-ing" was made from short screenplays awarded at the Hakodate Illumination Film Festival which the company hosts.

Also, from 17 September 2004 through 24 September 2004, Japan Film Festival was held in Peking, China. At the festival, the company served as the bridge between China and Japan, and was successful in establishing the foundation for entertainment business in Asia.

As for the investment business, the company is currently in the process of creating a contents fund of film production and finance. This term, the company is investing and holding about 50 Asian films mainly from Korea and Taiwan. Net distribution like video on demand is one of the prospects the company is hoping to incorporate as deployment in the software area, aiming for a synergy effect with the company's hardware side of investment business.

Regarding financial structure, the company is aiming for a complete cut down of the interest bearing debt and for a early realization of financial structure with all equity base. For this term, on 11 August 2004, new stocks allotted to third persons was issued (issued amount 507 million JPY) and warrant (total 2.34 billion JPY) was issued. As a result, the company's interest bearing debt as of September 2004 totals 850 million JPY.

As a result of the foregoing the sales for the current consolidated fiscal half year amounted to 704 million JPY (37.3% decreased year on year), the operating loss amounted to 671 million JPY and the ordinary loss amounted to

624 million JPY. After declaring gain on sale of investments in securities as extraordinary gain, the net loss of the current consolidated fiscal half year added up to 796 million JPY.

(2) Financial condition

(a) State of assets, debts and capital

Total assets of the current consolidated fiscal half year end amounted to 5,035 million JPY, decreased by 44 million JPY from the end of the last consolidated fiscal year, due to the increase of account receivable and the investment account security.

Total liabilities of the current fiscal half year end amounted to 1,734 million JPY, decreased by 1,378 million JPY from the end of the last consolidated fiscal year due to the conversion into convertible bonds. Also, minority equity was newly found, end amounting to 400 million JPY. Total capital of the current consolidated fiscal half year end amounted to 3,296 million JPY, increased by 1,329 million JPY from the end of the last consolidated fiscal year, due to issuing of the new stocks allotted to third persons and warrants and the declaring of net loss of the current consolidated fiscal half year adding up to 796 million JPY.

(b) State of cash flow

Cash and cash equivalents at the end of the current consolidated fiscal half year added up to 47 million JPY, decreased by 94 million JPY from the last consolidated fiscal half year. The primary factors of income have been the income from the new stock issuance and the income on sales of investment securities. The negative factors have been the pretax loss for the last consolidated fiscal half year of 795 million JPY and the increase of the account receivable and the acquiring of investment account security.

The cash flow from operating activities turned out an use of 724 million JPY decreased by 1,078 million JPY from the last consolidated fiscal half year, due to the pretax loss of 795 million JPY, increase in account receivables, and the decrease of the advance payments of 237 million JPY and the decrease of the inventories of 122 million JPY.

The cash flow from investing activities turned out an use of 389 million JPY decreased by 413 million JPY from the last consolidated fiscal half year, due to the acquisition of investment account security of 317 million JPY and loan expenditures of 379 million JPY.

The cash flow from financing activities turned out an use of 856 million JPY increased by 1,078 million JPY from the last consolidated fiscal half year, due to the income from the new stock issuance of 898 million JPY and the decrease of long term bank borrowings of 55 million JPY.

(Reference)

	Fiscal half year ended September 2002	Fiscal year ended March 2003	Fiscal half year ended September 2003	Fiscal year ended March 2004	Fiscal half year ended September 2004
Capital Ratio	50.1%	58.7%	51.4%	38.7%	65.5%
Capital Ratio based on the current price	36.9%	48.6%	50.8%	79.7%	85.3%
Dept Redemption Term	(3.4 years)	(0.4 years)	(0.9 years)	(0.3 years)	(1.2 years)
Interest Coverage Ratio	(32.3)	(42.9)	(50.1)	(53.7)	(37.3)

4. Consolidated Interim Financial Statement

(1) Consolidated Interim Balance Sheet

Term / Account title	Last fiscal half year, as of the 30th of September 2003		Current fiscal half year, as of the 30th of September 2004		Last fiscal year, as of the 31st of March 2004	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Assets)	Thousands of JPY	%	Thousands of JPY	%	Thousands of JPY	%
1. Current assets						
Cash on hand and in banks	141,549		47,139		304,812	
Notes and accounts receivable trade	1,355,249		789,947		816,315	
Short- term loans	863,617		113,659		/	
Inventories	261,396		766		123,015	
Advance Payments	2,330,080		914,572		1,152,534	
Deferred payments	1,259,198		494,665		526,915	
Others	253,603		239,785		273,712	
Allowance for doubtful accounts	(69,571)		(42,036)		(51,058)	
Total current assets	6,395,123	69.4	2,558,501	50.8	3,146,248	61.9
2. Fixed assets						
Tangible fixed assets						
Buildings	3,605		3,318		3,652	
Construction in process	100,000		/		100,000	
Others	5,478		1,034		1,276	
Total tangible fixed assets	109,083	1.2	4,352	0.1	104,929	2.1
Intangible fixed assets						
Consolidated adjustment account	/		320		/	
Others	95,549		136,135		152,525	
Total intangible fixed assets	95,549	1.0	136,455	2.7	152,525	3.0
Investments and other assets						
Investment securities	1,000,709		583,148		340,417	
Long- term loans receivable	1,635,241		2,466,490		2,204,874	
Long- term operation receivable	2,891,614		1,314,389		2,576,965	
Amount invested	/		325,000		328,500	
Others	586,464		154,648		63,304	
Allowance for doubtful accounts	(3,535,311)		(2,507,727)		(3,837,622)	
Total investments and other assets	2,578,718	28.0	2,335,949	46.4	1,676,440	33.0
Total fixed assets	2,783,351	30.2	2,476,758	49.2	1,933,894	38.1
3. Deferred assets	Thousands of JPY	%	Thousands of JPY	%	Thousands of JPY	%
Bond issue expenses	34,880		/		/	
Development expenses	5,610		/		/	
Total deferred assets	40,490	0.4	/	/	/	/
Total assets	9,218,966	100.0	5,035,259	100.0	5,080,143	100.0

Account title \ Term	Last fiscal half year, as of the 30th of September 2003		Current fiscal half year, as of the 30th of September 2004		Last fiscal year, as of the 31st of March 2004	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Liabilities)	Thousands of JPY	%	Thousands of JPY	%	Thousands of JPY	%
1. Current liabilities						
Notes and accounts payable trade	840,876		187,455		220,558	
Short- term loans repayable	485,000		387,444		373,644	
Current portion of long term debts	123,000		308,000		108,000	
Accrued taxes on income	3,735		22,590		4,945	
Litigation loss reserve	200,000		200,000		150,000	
Others	577,902		382,836		418,519	
Total current liabilities	2,230,515	24.2	1,488,326	29.5	1,275,667	25.1
2. Fixed Liabilities						
Bond	169,000		/		/	
Convertible bond	1,500,000		/		1,300,000	
Long- term loans repayable	436,000		158,400		413,900	
Estimated retirement allowance	3,770		3,861		3,249	
Director's retirement allowance	14,280		17,367		16,282	
Consolidation adjustment account	5,441		/		/	
Others	123,009		66,398		103,889	
Total fixed liabilities	2,251,501	24.4	246,027	4.9	1,837,320	36.2
Total liabilities	4,482,016	48.6	1,734,354	34.4	3,112,988	61.3
Minority equity	/	/	4,641	0.1	/	/
1. Capital stock	13,227,673	143.5	15,446,633	306.7	14,421,973	283.9
2. Capital surplus	1,354,250	14.7	1,011,659	20.1	2,471,549	48.6
3. Earned surplus	(9,881,061)	(107.2)	(13,265,163)	(263.4)	(14,940,070)	(294.1)
4.Unrealized revaluation loss on other investment securities	42,925	0.5	110,020	2.2	20,542	0.4
5. Treasury stock	(6,837)	(0.1)	(6,886)	(0.1)	(6,841)	(0.1)
Total shareholders' Equity	4,736,949	51.4	3,296,263	65.5	1,967,154	38.7
Total liabilities and shareholders' Equity	9,218,966	100.0	5,035,259	100.0	5,080,143	100.0

(2) Interim Consolidated Statement of Income

Account title \ Term	Last fiscal half year (from the 1st of April 2003 until the 30th of September 2003)		Current fiscal half year (from the 1st of April 2004 until the 30th of September 2004)		Last fiscal year (from the 1st of April 2003 until the 31st of March 2004	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	Thousands JPY	%	Thousands JPY	%	Thousands JPY	%
1. Sales	1,125,124	100.0	704,989	100.0	1,896,282	100.0
2. Cost of sales	2,485,065	220.9	1,074,332	152.4	3,496,209	184.4
Gross profit	(1,359,940)	(120.9)	(369,342)	(52.4)	(1,599,927)	(84.4)
3.Selling and general administrative expenses	703,666	62.5	301,889	42.8	1,066,415	56.2
Operating profit (loss)	(2,063,607)	(183.4)	(671,232)	(95.2)	(2,666,342)	(140.6)
4. Non- operating income	182,945	16.3	85,728	12.2	203,887	10.7
Interest income	10,887		9,507		19,267	
Profit on sale of investment securities	15,208		/		/	
Repayment of adjustment account from consolidation	302		/		302	
Others	156,547		76,221		184,318	
5. Non- operating expenses	234,770	20.9	39,307	5.6	365,398	19.2
Interest expense	26,338		19,426		50,718	
Amortization of bond issue cost	33,350		/		68,230	
Amortization of bond premium	250		/		250	
Commission paid	/		15,000		/	
New share issue cost repayment	17,503		1,761		23,613	
Others	157,328		3,118		222,586	
Ordinary profit (loss)	(2,115,432)	(188.0)	(624,810)	(88.6)	(2,827,853)	(149.1)
6. Extraordinary Profits	124,429	11.1	1,523,510	216.1	158,766	8.4
Gain on sale of investment securities	66,071		97,451		75,851	
Gain on sale of fixed assets	17,693		/		17,693	
Gain from reversal of doubtful accounts	/		1,336,136		/	
Gain from forgiveness of debt	/		84,761		/	
Gain from prior period adjustment	40,664		4,982		65,221	
7. Extraordinary losses	4,171,620	370.8	1,694,163	240.3	8,551,324	451.0
Loss from devaluation of inventories	1,604,513		/		3,477,369	
Loss on retirement of fixed assets	2,005		/		2,152	
Loss on sale of investment securities	/		/		46,391	
Provision for doubtful accounts	/		/		475,580	
Loss from devaluation of investment securities	2,054,188		/		3,944,113	
Loss from assignment of receivables	/		1,625,601		/	
Transfer to reserve for loss of lawsuit	/		50,000		150,000	
Others	510,913		18,562		455,719	

Term / Account title	Last fiscal half year (from the 1st of April 2003 until the 30th of September 2003)		Current fiscal half year (from the 1st of April 2004 until the 30th of September 2004)		Last fiscal year(from the 1st of April 2003 until the 31st of March 2004)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	Thousands JPY	%	Thousands JPY	%	Thousands JPY	%
Income (loss) before income tax	(6,162,623)	(547.7)	(795,463)	(112.8)	(11,220,411)	(591.7)
Corporation, Resident and business taxes	10,953	1.0	1,210	0.2	12,085	0.6
Corporation tax repayment	/	/	/	/	87	0.0
Minority interest in consolidated subsidiaries (loss)	/	/	(29)	(0.0)	/	/
Net income (loss)	(6,173,576)	(548.7)	(796,643)	(113.0)	(11,232,584)	(592..3)

(3) Interim Consolidated Surplus Statement

Term / Account title	Last fiscal half year (from the 1st of April 2003 until the 30th of September 2003)		Current fiscal half year (from the 1st of April 2004 until the 30th of September 2004)		Last fiscal year (from the 1st of April 2003 until the 31st of March 2004)	
	Amount (thousand JPY)		Amount (thousand JPY)		Amount (thousand JPY)	
(Capital surplus)						
1.Capital surplus at the beginning of the term		3,899,860		2,471,549		3,899,860
2. Increase of the capital surplus						
Issuance of new shares from conversion of convertible bond	5,000		649,999		104,999	
Third party allotments and issuance of new shares due to the exercise of share options	1,349,250	1,354,250	361,660	1,011,659	2,366,550	2,471,549
3. Decrease of the capital surplus	3,899,860	3,899,860	2,471,549	2,471,549	3,899,860	3,899,860
Amount from disposition of legal capital surplus		1,354,250		1,011,659		2,471,549
4. Capital surplus at the half year (year) end						
(Earned surplus)						
1. Earned surplus at the beginning of the term		(7,518,220)		(14,940,070)		(7,518,220)
2. Increase of the earned surplus						
Disposition of legal capital surplus due to deficit supply	3,899,860	3,899,860	2,471,549	2,471,549	3,899,860	3,899,860
3. Decrease of the earned surplus						
Net deficit	6,173,576		796,643		11,232,584	
Disposition of unrealized loss on land revaluation	89,124	6,262,701	/	796,643	89,124	11,321,709
4. Earned surplus at the end of the term		(9,881,061)		(13,265,163)		(14,940,070)

(4) Interim Consolidated Cash Flow Statement

(Unit in thousands of JPY)

Term / Account title	Last fiscal half year (from the 1st of April 2003 until the 30th of September 2003)	Current fiscal half year (from the 1st of April 2004 until the 30th of September 2004)	Last fiscal year (from the 1st of April 2003 until the 31st of March 2004)
	Amount	Amount	Amount
1. Cash flow from operating activities			
Income before income taxes and minority interests	(6,162,623)	(795,463)	(11,220,411)
Depreciation	16,171	16,909	30,157
Amortization of goodwill from consolidation	(302)	8	(302)
Decrease in unrealized tax	/	20,267	95,256
Additional collected (refunded) sales taxes	84,827	/	/
Increase (decrease) in vested benefit obligation	(241)	612	(763)
Increase in accrued severance indemnities	1,361	1,085	3,363
Increase (decrease) in allowance for doubtful accounts	2,054,188	(1,336,316)	2,337,986
Gain from forgiveness of debt	/	(84,761)	/
Interest income and dividends	(10,887)	(9,507)	(19,317)
Interest expense	26,338	19,426	50,718
Loss on investment securities sold	/	/	46,391
Valuation loss on investment securities	/	/	475,580
Amortization of deferred charges	52,231	1,761	93,222
Loss from assignment of obligation	/	1,625,601	/
Profit (Loss) on investment securities sold	(66,071)	(97,451)	(75,851)
Decrease (increase) in notes and accounts receivable	(146,479)	(264,041)	192,652
Decrease of inventories	1,462,510	122,497	914,890
Loss from write-down of memberships	/	15,120	/
Decrease in advance payment	1,383,006	237,961	1,373,696
Decrease (increase) in other current assets	445,859	(66,970)	620,532
Increase (decrease) in notes and accounts payable trade	(390,994)	(13,228)	(1,011,312)
Decrease in other current liabilities	(259,901)	(118,104)	(232,676)
Decrease in long-term operation receivables	/	1,262,576	1,227,950
Decrease in rehabilitation claim	/	994	384,621
Decrease (increase) in other fixed assets	/	(1,273,534)	57,820
Decrease in other fixed liabilities	/	(25,210)	(24,749)
Increase in accrued bonuses	/	5,256	/
Increase in litigation reserve	200,000	50,000	150,000
Profit on disposal of fixed assets	(17,693)	/	(17,693)
Loss on disposal of fixed assets	2,005	/	2,152
Others	43,628	(1,373)	1,867,159

(Unit in thousands of JPY)

Term / Account title	Last fiscal half year (from the 1st of April 2003 until the 30th of September 2003)	Current fiscal half year (from the 1st of April 2004 until the 30th of September 2004)	Last fiscal year (from the 1st of April 2003 until the 31st of March 2004)
	Amount	Amount	Amount
Subtotal	(1,283,066)	(705,883)	(2,678,928)
Interest received	1,528	1,162	2,196
Interest paid	(24,983)	(18,597)	(33,018)
Income tax paid	(12,539)	(1,221)	(12,549)
Cash flow from operating activities	(1,319,061)	(724,539)	(2,722,299)
2. Cash flow from investing activities			
Payment for time deposit	(70,002)	/	(70,002)
Income from repayment of time deposits	120,002	/	120,002
Payments for purchases of investment securities	(547,258)	(317,073)	(984,194)
Income from sales of investment securities	218,854	261,271	798,634
Net cash increase by sell-off of investment securities	/	/	24,597
Net cash increase by acquisition of subsidiaries	/	(2,252)	/
Payments for purchase of tangible fixed assets	(3,811)	/	(4,224)
Income from sales of tangible fixed assets	759,326	/	759,321
Payment for acquisition of intangible fixed assets	(88,887)	/	(161,987)
Payment for long- term loans receivable	(1,760,150)	(379,770)	(2,561,405)
Collection from loans receivable	569,053	48,259	889,905
Cash flow from investing activities	(802,873)	(389,566)	(1,189,353)
3. Cash flow from financing activities			
Net increase (decrease) in short term borrowings	(77,452)	13,800	(100,308)
Proceeds from long term borrowings	50,000	/	50,000
Repayment for long term borrowings	(743,000)	(55,500)	(780,100)
Income from stock issuance	2,705,446	898,178	4,718,386
Income from treasury stock acquisition and sale	(25)	(44)	(29)
Cash flow from financing activities	1,934,969	856,433	3,887,948
4. Decrease in cash and cash equivalents	(186,966)	(257,673)	(23,704)
5. Cash and cash equivalents at the beginning of the term	328,516	304,812	328,516
6. Cash and cash equivalents at the end of the term	141,549	47,139	304,812

(5) Doubts on the premise of going concern

Last fiscal half year (from the 1st of April 2003 until the 30th of September 2003)	Current fiscal half year (from 1st of April 2004 until the 30th of September 2004)	Last fiscal year (from the 1st of April 2003 until the 31st of March 2004)
In February 2003, the company decided to withdraw from the film rights trading business, as this largely depends on long and medium term bank borrowings and a global network of subsidiaries, and put a change towards a single substance company based on own fund into effect. At the meeting of the board of directors at the 28th of October 2003, held due to the credit uncertainty in film trade business the company decided, because the expectations got even more serious, to possess less purchase copyrights as decided in the earlier fund management stability plan which wanted to reach a clear way of purchase copyrights until March 2004. As a result of the various business withdrawals and arrears in the investment business, the sales decreased in the current consolidated fiscal half year, and against the first expectations the net loss added up to 6,170 million JPY. As an effect of this net loss, the company issued a bond (balance at the end of September 2003 1,500 million JPY), to be able to give the borrowings in September a smooth decrease of about 1,000 million JPY, however there might be a potential conflict with the additional debt restriction clause as of March 2004, which will come along with the repayment of the bond. Due to the above mentioned circumstances, there are serious doubts on the premise of going concern of the company. In order to dissolve the current situation, the company put a drastic revise of its organization forward in October 2003 with	From March 2003, the company has been withdrawing from various businesses for three terms for the reorganization and strengthening in the company's domestic entertainment business and managing of content funds. As this result, the company's debt with interest as of the end of September 2004 amounts to 850 million JPY. Although this was a big decrease from the last term, the company has recorded net deficits for the fiscal half year four years in a roll, and the accumulated profit has totaled to minus 13,200 million JPY. As a result of the above mentioned situation, there are serious doubts on the premise of going concern. 1. The establishment of a perfect parent company (Omega Project Holdings Co., Ltd.) in November 2004 has been delayed due to various reasons. However, the company is striving for its early establishment, and to achieve efficient management strategies. 2. Acquire entertainment business subsidiaries to add value to the company and to restore profitability. 3. In investment business, learning and obtaining the know-how of leisure facility business in order to restore profitability and to collaborate with the entertainment business. 4. To dissolve the remaining interest bearing debts and strengthen the financial foundations of the company is the main focus. As a result, although in March 2005 it is expected that there will be red figures from the movie service cost, the aim is set in March 2006 to establish a strong financial system and restore profitability. As the consolidated fiscal statement has been made	In February 2003, the company decided to withdraw from the film rights trade business and the former long and middle term investments model, in June 2003 the company decided to withdraw from the mobile phone and internet business, in October the company cleared its film rights away, and in March 2004 the company decided to withdraw from the business regeneration investment business. Concerning the whole businesses of the company a reconstruction is planned, with a focus on the domestic entertainment business and the formation and management of content funds. As a result of the before mentioned business withdrawals, a net loss exceeding the company's first expectations of 11,200 million JPY added up, and the earned surplus of the company amounted to a minus of 14,900 million JPY. As a result of the above mentioned situation, there are serious doubts on the premise of going concern. To improve this situation, the company reconsidered its organization drastically and decided to withdraw its shares and to establish a perfect parent company (Omega Project Holdings Co., Ltd.) in March 2004, after the schedule has been interrupted due to various reasons; the aim now is to establish this parent company in November 2004. To propel the raise if the mobility of its businesses and the efficiency of its management after the establishment of the parent company, the company established two new main pillars of business, the entertainment business (with domestic film productions, and

prospects to March 2004. The stocks will be removed and a perfect parent company will be established (tentative name: Omega Holdings Co., Ltd.) to give the business a more mobile nature and to propel the efficiency of the management. From the next term, under the influence of the new parent company, the company wants the entertainment business (film production, and concert promotion business) and the investment business (business contents and fund business) to become its two pillars of business. Concerning the plan for the special meeting of stockholders at the 16th of January 2004, the company wants to practice a stock turnover downward revision and a stock promotion. With these measures, the company wants to shift into black figures after March 2005 and back to the resumption of dividends. As the consolidated fiscal statement has been made under the premise of going concern, it does not reflect the above mentioned doubts.	under the premise of going concern, it does not reflect the above mentioned doubts.	music contents) and the investment business (with the formation and management of contents funds) to be able to raise the multiplier effects and the value added, and even more to give the company's financial affairs a stable base again, in order to regain strength. Due to the continuous depreciations due to the film business, the fiscal year ending in March 2005 should be last one in the red figures, from the fiscal year ending in March 2006 on the company wants to reach the black figures again, as it is the company's aim to reach the resumption of dividends. The convertible bond of the first fiscal half year (end balance at the 30th of September 2003 1,500 million JPY) conflicted with an additional debt restriction clause as of the end of March 2004 but as, at the 26th of March 2004 the conversion of the bond to stocks of 200 million JPY and 1,300 million JPY at the 2nd of April 2004 has gone forward the risks concerned with the repayment of this bond are partially dissolved. The band borrowings of the company amount to 900 million JPY, decreased by 900 million JPY from the last fiscal year. As the consolidated financial statement has been prepared under the premise of going concern, it does not reflect the above mentioned doubts.

(6) Basics concerning the preparation methods of the interim consolidated financial statement

1. Scope of consolidation

1.1 Current fiscal half year (from the 1st of April 2004 until the 30th of September 2004)

(1) Consolidated Subsidiaries: One, O&Z Project Co., Ltd.

Status changed:

(new) Increase from holding of stocks: 1 company

(2) None consolidated Subsidiaries: None

1.2 Last fiscal half year (from the 1st of April 2003 until the 30th of September 2003)

(1) Consolidated Subsidiaries: One, Aoyama Research Inc.

Status changed: Nothing relevant to report.

(2) None consolidated subsidiaries: None

1.3 Last fiscal year (from the 1st of April 2003 until the 31st of March 2004)

(1) Consolidated subsidiaries: Nothing relevant to report.

Status changed:

(Excluded) -decrease by selling of shares, 1 companies

2. Application of the Equity Method

2.1 Current fiscal half year (from the 1st of April 2004 until the 30th of September 2004)

(1) Affiliates under the equity method: None

Status changed: No relevant data

(2) Non-consolidated subsidiary or affiliated companies to which the equity method is not applied: None

2.2 Last fiscal half year (from the 1st of April 2003 until the 30th of September 2003)

(1) Affiliates under the equity method: None

Status changed: No relevant data

(2) Non-consolidated subsidiary or affiliated companies to which the equity method is not applied: None

2.3 Last fiscal year (from the 1st of April 2003 until the 31st of March 2004)

(1) Affiliates under the equity method: None

Status changed: No relevant data

(2) Non-consolidated subsidiary company to which the equity method is not applied: None

3. Accounting Standards

3.1 Standards and methods for the valuation of major assets

(1) Inventories

For goods, products, raw materials and supplies, the moving average method is applied.

For works in process, land for sale, film distribution rights, the identified original cost method is applied.

Film distribution rights are amortized within a 12- month period starting at the time they are released using the sum of the years' digits method.

(2) Securities

Securities available for sale with fair value: Fair value based on the market price at the closing date of the fiscal term. (Both unrealized gains and losses are included as a component of shareholders` equity; cost is mainly determined using the moving average cost method)

Securities with no market price: The moving average method is applied

(3) Derivatives

The market price method is applied.

3.2 Methods for depreciation of depreciable assets

(1) Tangible fixed assets: Declining balance method

(2) Intangible fixed assets: Straight- line method

Software used by the company is valued in accordance with the straight- line method based on the actual period of possible use within the company (from 3 to 5 years).

3.3 Accounting standards for significant reserves

(1) Allowance for doubtful accounts

In order to reserve for loss incurred due to credit loss the allowance for doubtful accounts is provided at the estimated amount calculated on the past experience, as well as the estimated specific amount for uncollectible of doubtful accounts.

(2) Accrued pension cost

For the payment of retirement and severance benefits to employees, accrued pension costs are reserved at the amount incurred in the current period based on the projected benefit obligation and the fair value of plan assets as of the current period end.

(3) Reserve for directors' retirement allowances

Accrued severance indemnities are reserved for the payment of retirement and severance benefits to directors. The reserve for the future payments is fully provided based on the internal rule for directors` severance indemnities.

(4) Reserve for loss from litigation

To prepare the reserve for loss from litigation the expected loss is added up.

3.4 Accounting methods for lease transactions

Financial lease transactions other than in cases in which the ownership of the leased property is transferred to the lessee are accounted using the accounting method applicable to ordinary lease transactions.

3.5 Other significant items in preparation of the interim consolidated financial statement

Consumption tax: The consumption tax is excluded from the figures

4. Interim consolidated cash flow statement

Cash and cash equivalents stated in the fiscal half year consolidated cash flow statement represents cash on hand, cash in banks which could easily be withdrawn on demand and short- term investments with original maturities of three months or less which could easily be converted into cash and have only insignificant risks from fluctuation in value.

Changes in Accounting Titles and Classification

Last fiscal half year: from the 1st of April 2003 until the 30th of September 2003

(Concerning the balance sheet)

From the current fiscal half year on the "short term loans receivable", formerly declared under the "others" in the current assets, are declared in a own position under the current assets. The amount of the "short term loans receivable" under the "others" in the current assets for the last fiscal half year was 206,913 thousand JPY, and for the last fiscal year 665,502 thousand JPY.

Current fiscal half year: from the 1st of April 2004 until the 30th of September 2004

(Concerning the balance sheet)

The "amount invested" which has been categorized under the "others" in asset division of investment others will be divided and categorized under a new category due to the amount surpassing 5/100 of total asset of current fiscal half year. The "amounted invested" during the last fiscal half year included as "others" in asset division of investment others was 328,500 thousand JPY.

(Concerning the income statement)

The "commission paid" which has been categorized under the "others" in non-operating expense will be divided and categorized under a new category. The "commission paid" during the last fiscal half year included as "others" in non-operating expense was 15,000 thousand JPY.

Extra Information

An "Amendment in Local Tax Law" (Law 9 of 2003) was promulgated on the 31st March 2003, and starting this term, the corporate enterprise tax falling below the amount of asset or added value will be recorded as marketing cost or administrative expense. As a result, the amount of marketing cost and administrative expense increased by 17,645 thousand JPY, and the business profit and current profit decreased by 17,645 JPY.

(7) Notes

(1) Notes to the consolidated balance sheet

(Unit in thousands of JPY)

For the end of the last fiscal half year (as of September the 30th 2003)	For the end of the current fiscal half year (as of the 30th of September 2004)	For the end of the last fiscal year (as of the 31st of March 2004)
1. Accumulated depreciation of tangible fixed assets 6,657	1. Accumulated depreciation of tangible fixed assets 4,689	1. Accumulated depreciation of tangible fixed assets 4,383
2. Assets applied as collateral /	2. Assets applied as collateral Invest account security 36,355 Total 36,355 Liabilities of above applied assets Short- term borrowings 274,000 Total 274,000	2. Assets applied as collateral Invest account security 36,355 Total 36,355 Liabilities of above applied assets Short- term borrowings 334,000 Total 334,000
3. Contingent financial affairs The company guarantees the bank borrowing of the company below mentioned Sweet Basil Co., Ltd. 218,238 S.J. Omega Co., Ltd. 230,118 Isshou Co. Ltd 10,148 Zak Corporation Co., Ltd. 59,853 Total 518,357 Below mentioned are the installment prices for the financial affair guarantees. Isshou Co., Ltd. 14,185 Total 14,185	3. Contingent financial affairs The company guarantees the bank borrowing of the company below mentioned. Sweet Basil Co., Ltd. 228,500 Zak Corporation Co., Ltd. 31,685 Total 260,185	3. Contingent financial affairs The company guarantees the bank borrowing of the company below mentioned. Sweet Basil Co., Ltd. 193,500 Isshou Co., Ltd 4,688 Zak Corporation Co., Ltd. 42,248 Total 240,436 Below mentioned are the installment prices for the financial affair guarantees. Isshou Co., Ltd. 14,185 Total 14,185
4. Endorsed amount of bills receivable 241	4. Endorsed amount of bills receivable /	4. Endorsed amount of bills receivable /
5. Dispositions of consumption tax As the amounts of suspense consumption tax payments and suspense consumption tax receipts nearly offset each other, they are declared in the position others in the current assets.	5. Disposition of consumption tax Same as last fiscal half year	5. Disposition of consumption tax The accrued consumption tax is declared in the position others in the current assets.
6. Issued stocks 220,534,556 common stocks	6. Issued stocks 405,037,832 common stocks	6. Issued stocks 340,149,261 common stocks
7. Treasury stock 28,226 common stocks	7. Treasury stock 29,822 common stocks	7. Treasury stock 28,546 common stocks

(2) Notes to the consolidated income statement

(Unit in thousands of JPY)

For the end of the last fiscal half year (as of September the 30th 2003)	For the end of the current fiscal half year (as of the 30th of September 2004)	For the end of the last fiscal year (as of the 31st of March 2004)
Main particulars of the selling and general and administrative expenses are: Commission paid 230,735 Sales fee 119,730 Provision for retirement allowance 1,361 Net periodical pension cost 1,230	Main particulars of the selling and general and administrative expenses are: Commission paid 83,579 Insurance cost 49,443 Salary 38,461 Tax and dues 35,401 Provision for retirement allowance 1,085 Net periodical pension cost 686	Main particulars of the selling and general and administrative expenses are: Commission paid 317,735 Sales fee 119,730 Salary 88,348 Tax and dues 67,327 Rent expense 65,502 Insurance cost 65,345 Publicity expenses 55,419 Provision for retirement allowance 3,363 Net periodical pension cost 2,632

(3) Notes to the consolidated cash flow statement

(Unit in thousands of JPY)

For the end of the last fiscal half year (as of September the 30th 2003)	For the end of the current fiscal half year (as of the 30th of September 2004)	For the end of the last fiscal year (as of the 31st of March 2004)
Relation between the balance of cash and cash equivalents and the amount of title particulars on the consolidated balance sheet.	Relation between the balance of cash and cash equivalents and the amount of title particulars on the consolidated balance sheet.	Relation between the balance of cash and cash equivalents and the amount of title particulars on the consolidated balance sheet.
(As of the 30th of September 2003)	(As of the 30th of September 2004)	(As of the 31st of March 2004)
Cash on hand and in bank 141,549	Cash on hand and in bank 47,139	Cash on hand and in banks 304,812
Time deposits with original maturities over 3 months /	Time deposits with original maturities over 3 months /	Time deposits with original maturities over 3 months /
Cash and cash equivalents 141,549	Cash and cash equivalents 47,139	Cash and cash equivalents 304,812

(4) Notes to the lease transactions

(Unit in thousands of JPY)

For the end of the last fiscal half year (as of September the 30th 2003)

1. Financial lease transactions other than cases in which the ownership of the leased property is transferred to a lessee.

(1) Values equivalent to the acquisition cost, the accumulated depreciation and the book value of the fiscal half year.

	Acquisition cost	Accum. depreciation	Book value
Buildings	40,523	5,031	35,492
Total	40,523	5,031	35,492

(Note) The above mentioned amount of money does not contain the interest expenses.

(2) Value equivalent to the balance of unexpired lease payments at the end of the fiscal half year

Within one year 7,979

Over one year 28,262

Total 36,241

(3) Lease payment and value equivalent to the depreciation cost

Lease payment 10,589

Value equivalent to depreciation cost 8,398

Value equivalent to the interest expense 2,191

(4) Method of calculation of the value equivalent to the interest.

The value equivalent to the sum of the interests is the difference of the total amount of lease and the acquisition value of the leased property, and regarding the allocation for each of them the interests' method is applied.

(5) Method for calculation of the value equivalent to the depreciation cost

The value equivalent to the depreciation cost is calculated in accordance with the straight- line method based on the lease period as useful life and a zero residual value.

For the end of the current fiscal half year (as of the 30th of September 2004)

1. Financial lease transactions other than cases in which the ownership of the leased property is transferred to a lessee.

(1) Values equivalent to the acquisition cost, the accumulated depreciation and the book value of the fiscal half year.

	Acquisition cost	Accum. depreciation	Book value
Buildings	40,523	14,183	26,340
Total	40,523	14,183	26,340

(Note) The above mentioned amount of money does not contain the interest expenses.

(2) Value equivalent to the balance of unexpired lease payments at the end of the fiscal half year

Within one year 7,875

Over one year 20,386

Total 28,262

(3) Lease payment and value equivalent to the depreciation cost 4,998

Lease payment 10,589

Value equivalent to depreciation cost 4,052

Value equivalent to the interest expense 1,305

(4) Method of calculation of the value equivalent to the interest.

The value equivalent to the sum of the interests is the difference of the total amount of lease and the acquisition value of the leased property, and regarding the allocation for each of them the interests' method is applied.

(5) Method for calculation of the value equivalent to the depreciation cost

The value equivalent to the depreciation cost is calculated in accordance with the straight- line method based on the lease period as useful life and a zero residual value.

For the end of the last fiscal year (as of the 31st of March 2004)

1. Financial lease transactions other than cases in which the ownership of the leased property is transferred to a lessee.

(1) Values equivalent to the acquisition cost, the accumulated depreciation and the book value of the fiscal year.

	Acquisition cost	Accum. depreciation	Book value
Buildings	40,523	10,130	30,392
total	40,523	10,130	30,392

(Note) The above mentioned amount of money does not contain the interest expenses.

(2) Value equivalent to the balance of unexpired lease payments at the end of the fiscal year

Within one year 7,546

Over one year 24,408

Total 31,954

(3) Lease payment and value equivalent to the depreciation cost

Lease payment 15,587

Value equivalent to depreciation cost 13,260

Value equivalent to the interest expense 3,651

(4) Method of calculation of the value equivalent to the interest.

The value equivalent to the sum of the interests is the difference of the total amount of lease and the acquisition value of the leased property, and regarding the allocation for each of them the interests' method is applied.

(5) Method for calculation of the value equivalent to the depreciation cost

The value equivalent to the depreciation cost is calculated in accordance with the straight- line method based on the lease period as useful life and a zero residual value.

5. Segment Information

(1) Business segments

Last consolidated fiscal half year (from the 1st of April 2003 until the 30th of September 2003)

(Unit in thousands of JPY, figures less than that are disregarded)

	Entertainment and contents business	Mobile phones and internet	Real estate business	Others	Total	Elimination or all companies	Consolidated
Sales							
(1) Sales to customers	684,983	255,234	25,501	159,405	1,125,124	/	1,125,124
(2) Internal sales or transfers between segments	/	/	/	/	/	/	/
Total	684,983	255,234	25,501	159,405	1,125,124	/	1,125,124
Operating expenses	2,644,914	280,994	93,802	169,020	3,188,731	/	3,188,731
Operating profit (loss)	(1,959,931)	(25,759)	(68,301)	(9,614)	(2,063,607)	/	(2,063,607)

Current fiscal half year (from the 1st of April 2004 until the 30th of September 2004)

(Unit in thousands of JPY, figures less than that are disregarded)

	Entertainment and contents business	Real estate business	Others	Total	Elimination or all companies	Consolidated
Sales						
(1) Sales to customers	699,671	5,318	/	704,989	/	704,989
(2) Internal sales or transfers between segments	/	/	/	/	/	/
Total	699,671	5,318	/	704,989	/	704,989
Operating expenses	1,355,576	9,859	10,786	1,376,222	/	1,376,222
Operating profit (loss)	(655,905)	(4,540)	(10,786)	(671,232)	/	(671,232)

Last consolidated fiscal year (from the 1st of April 2003 until the 31st of March 2004)

(Unit in thousands of JPY, figures less than that are disregarded)

	Entertainment and contents business	Mobile phones and internet	Real estate business	Others	Total	Elimination or all companies	Consolidated
Sales							
(1) Sales to customers	1,154,112	225,234	33,718	453,216	1,896,282	/	1,896,282
(2) Internal sales or transfers between segments	/	/	/	/	/	/	/
Total	1,154,112	255,234	33,718	453,216	1,896,282	/	1,896,282
Operating expenses	3,708,419	280,994	108,236	464,973	4,562,624	/	4,562,624
Operating profit (loss)	2,554,306	25,759	74,518	11,757	2,666,342	/	2,666,342

(Note)

1. Business segments are classified considering the nature of business as follows:

Entertainment and contents business

Sales and purchase of rights to distribute movies in theatres and visual software for CDs and DVDs and production

contracts for motion pictures.

Mobile phones and internet business

Wholesales and retail sales of cellular phones, distribution of motion picture content programms through cellular phones and the internet.

Real estate business

Rental of real estate.

Other business

Proxy payment business for road services et cetera.

2. The company has withdrew from the mobile phones and internet business in June 2003, and investment business is planned to be added on to the category starting this year.

(2) Geographical segments

During the last consolidated fiscal half year (from the 1st of April 2003 until the 30th of September 2003), the current consolidated fiscal half year (from the 1st of April 2004 until the 30th of September 2004) as well as during the last consolidated fiscal year (from the 1st of April 2003 until the 31st of March 2004) the inner Japan sales of all segments have been 90% or over, and the geographical segment information will be omitted here.

(3) Oversea sales

Last consolidated fiscal half year (from the 1st of April 2003 until the 30th of September 2003)

(Unit in thousands of JPY)

	North America	Others	Total
1. Oversea sales	250,000	16,897	266,897
2. Consolidated sales	/	/	1,125,124
3. Ratio of oversea sales to consolidated sales	22.2%	1.5%	23.7%

(Notes)

1. Countries or territories are classified according to geographical proximity.
2. Oversea sales indicate the sales of the company and its subsidiaries to the countries and areas outside of Japan.

Current consolidated fiscal half year (from the 1st of April 2004 until the 30th of September 2004)

(Units in thousands of JPY)

	Asia	Great Britain	Total
1. Oversea sales	380,073	354	380,428
2. Consolidated sales	/	/	704,989
3. Ratio of oversea sales to consolidated sales	53.9%	0.1%	54.0%

(Notes)

1. Countries or territories are classified according to geographical proximity.
2. Oversea sales indicate the sales of the company and its subsidiaries to the countries and areas outside of Japan.

Last consolidated fiscal year (from the 1st of April 2003 until the 31st of March 2004)

(Unit in thousands of JPY)

	North America	Asia	Great Britain	Total
1. Oversea sales	271,172	20,404	19,539	311,116
2. Consolidated sales	/	/	/	1,896,282
3. Ratio of oversea sales to consolidated sales	14.3%	1.1%	1.0%	16.4%

(Notes)

1. Countries or territories are classified according to geographical proximity.
2. Oversea sales indicate the sales of the company and its subsidiaries to the countries and areas outside of Japan.

6. Sales by categories

(Unit in thousands of JPY)

Category \ Fiscal year	Last fiscal half year (from the 1st of April 2003 until the 30th of September 2003)		Current fiscal half year (from the 1st of April 2004 until the 30th of September 2004)		Last fiscal year (from the 1st of April 2003 until the 31st of March 2004)	
	Sales	Ratio	Sales	Ratio	Sales	Ratio
Entertainment and contents business	684,983	60.9%	699,671	99.2%	1,154,112	60.9%
Mobile phones and internet business	255,234	22.7%	/	/	255,234	13.4%
Real estate business	25,501	2.2%	5,318	0.8	33,718	1.8%
Others	159,405	14.2%	/	/	453,216	23.9%
Total	1,125,124	100.0%	704,989	100.0%	1,896,282	100.0%

7. Concerning securities

Last consolidated fiscal half year (as of the 30th of September 2003)

(1) Securities for which a current market price is existing

(Unit in thousands of JPY)

Kind	Acquisition cost	Amount in the current balance sheet	Difference
Stock	644,334	687,260	42,925
Total	644,334	687,260	42,925

(2) Securities for which a current market price is not existing

(Unit in thousands of JPY)

	Amount in the current balance sheet	Summary
Other securities (1) Unlisted stocks (trading over the counter stocks)	313,449	

Current consolidated fiscal half year (as of the 30th of September 2004)

(1) Securities for which a current market price is existing

(Unit in thousands of JPY)

Kind	Acquisition cost	Amount in the current balance sheet	Difference
Stock	311,642	421,662	110,020
Total	311,642	421,662	110,020

(2) Securities for which a current market price is not existing

(Unit in thousands of JPY)

	Amount in the current balance sheet	Summary
Other securities Unlisted stocks (trading over the counter stocks)	161,485	

Last consolidated fiscal year (as of the 31st of March 2004)

(1) Securities for which a current market price is existing

(Unit in thousands of JPY)

Kind	Acquisition cost	Amount in the current balance sheet	Difference
Stock	155,069	175,612	20,542
Total	155,069	175,612	20,542

(2) Securities for which a current market price is not existing

(Unit in thousands of JPY)

	Amount in the current balance sheet	Summary
Other securities Unlisted stocks (trading over the counter stocks)	164,805	

8. Concerning derivatives

Last consolidated fiscal half year (as of the 30th of September 2003)

Contracts for derivative transactions, market price and profit (loss) from appraisal

(Unit in thousands of JPY)

Type of object	Type of transaction	Contract amount	Market price	Deemed profit (loss)
Interest rate agreement	Swap transaction	410,000	(3,665)	(3,665)
	Capped interest transaction	900,000	10,239	(18,135)
Total		1,310,000	6,573	(21,801)

(Note) The market price is calculated in accordance with the theoretical price calculated by financial institutions for these transactions.

Current consolidated fiscal half year (as of the 30th of September 2004)

Contracts for derivative transactions, market price and profit (loss) from appraisal

(Unit in thousands of JPY)

Type of object	Type of transaction	Contract amount	Market price	Deemed profit (loss)
Interest rate agreement	Swap transaction	350,000	(2,095)	(2,095)
	Capped interest transaction	900,000	2,296	(26,078)
Total		1,250,000	201	(28,173)

(Note) The market price is calculated in accordance with the theoretical price calculated by financial institutions for these transactions.

Last consolidated fiscal year (as of the 31st of March 2004)

Contracts for derivative transactions, market price and profit (loss) from appraisal

(Unit in thousands of JPY)

Type of object	Type of transaction	Contract amount	Market price	Deemed profit (loss)
Interest rate agreement	Swap transaction	380,000	(3,187)	(3,187)
	Capped interest transaction	900,000	5,057	(23,317)
Total		1,280,000	1,870	(26,504)

(Notes)

1. The amount of contract for capped interest transactions shows the estimated principal amount. The figures in brakes in the contract amount column show option charges for capped interest transactions.
2. The market price is calculated in accordance with the theoretical price calculated by financial institutions for these transactions.
3. Derivative transactions applied to hedge accounting are excluded from above.

9. Transactions with related parties

Last consolidated fiscal half year (from the 1st of April 2003 until the 30th of September 2003)

No relevant data existing.

Current consolidated fiscal half year (from the 1st of April 2004 until the 30th of September 2004)

No relevant data existing.

Last consolidated fiscal year (from the 1st of April 2003 until the 31st of March 2004)

No relevant data existing.

Per share information

Item	Last fiscal half year (from the 1st of April 2003 until the 30th of September 2004)	Current fiscal half year (from the 1st of April 2004 until the 30th of September 2004)	Last fiscal year (from the 1st of April 2003 until the 31st of March 2004)
Net assets per share	21.48 JPY	8.14 JPY	5.78 JPY
Net loss per share	35.51 JPY	2.05 JPY	52.91 JPY
	The added up net profit per share after latency share adjustment is not recorded as there is a net loss per share for the fiscal half year.	The added up net profit per share after latency share adjustment is not recorded as there is a net loss per share for the fiscal half year.	The added up net profit per share after latency share adjustment is not recorded as there is a net loss per share for the fiscal half year.

(Note) The following shows the basics for the calculation of the net loss per share.

Item	Last fiscal half year (from the 1st of April 2003 until the 30th of September 2004)	Current fiscal half year (from the 1st of April 2004 until the 30th of September 2004)	Last fiscal year (from the 1st of April 2003 until the 31st of March 2004)
Net loss (in thousands of JPY)	6,173,576	796,643	11,232,584
Amount not belonging to the common stocks(thousands JPY)	/	/	/
Net loss belonging to the common stocks(thousands JPY)	6,173,576	796,643	11,232,584
Total number of issued stocks	173,846,647	389,380,059	212,312,684
	Second unsecured convertible bond with stock right one kind, and second new stock pre-engagement rights one kind (number of new stock pre-engagement rights 3,085)	Third new stock pre-engagement rights one kind. (number of new stock pre-engagement rights 5,454)	Second unsecured convertible bond.

Important events subsequent to the balance sheet day

Last consolidated fiscal half year (from the 1st of April 2003 until the 30th of September 2003)

1. Concerning the board of directors resolution concerned with the film right sweep

In February 2003 the company decided to withdraw from the film rights trading business, as this largely depends on long and medium term bank borrowings and a global network of subsidiaries, and put a change towards a single substance company based on own fund into effect.

Concerning to its reconstruction the company sold its Body Sonic trade rights in March 2003, withdraw from the mobile phone business in June 2003 and decided to promote own contents production and investment business as its driving goals. Due to the credit uncertainty in the film trade business the company decided, because the expectations got even more serious, to possess less purchase copyrights as decided in the earlier fund management stability plan which wanted to reach a clear away of purchase copyrights until march 2004. After March 2004 the company intends to put the inventories related with films into the film rights production expenses and the works in process.

Based on the board of directors resolution from the 28th of October 2003 the special loss for the settlement of accounts in September 2003 adds up as following.

(1)The loss from valuation of advance payments added up to 1,200 million JPY. The relevant loss added up because of the company's aim to stand on a single substance and reach a clear away of the film rights business till march 2004, and because the relevant selling price for the film rights differs from its book value.

(2) There has been a single repayment for film distribution rights of 300 million JPY.

(3) And a transfer to the account of allowances for doubtful accounts added to the special loss with 1,800 million JPY. The relevant loss of the fiscal half year till September 2003 concerns to a loss arisen from the transfer to allowances for doubtful accounts concerned with accounts receivable from the last business year.

The above mentioned special loss adds up to 3,300 million JPY in total.

2. Concerning the board of directors' resolution concerned with the business reconstruction, the stock removal and the establishment of a perfect parent company and a holding company organization.

At the board of directors meeting at the 28th of October 2003 it has been decided to establish a perfect parent company (holding company), in accordance with the commercial law regulations section 364 and following that, giving it up for discussion at the special meeting of stockholders which will be held at the 16th of January 2004.

Concerning the company's aim of business reconstruction through stock removal and the establishment of a perfect parent company and a holding company system, it has to be said that the company itself was established in the same way in 1976 by Bodysonic Co., Ltd. In March there was a special deficit adding up to 3,500 million JPY (the current terms special loss adds up to 5,300 million JPY). But as the current chairman of the company Mr. Yokohama turned in the company in 1999, he managed it to turn the company into the black figures, and reached a resumption of dividends in March 2001.

But due to the terror attacks in New York at the 11th of September 2001 the economic situation and the financial environment for entertainment business changed suddenly, this had a influence on the company's illiquid rights and lead to a sudden decrease of the company's income. Because this situation needed urgent improvement the company decided in February 2003 to withdraw from the film rights business as this depends mainly on bank borrowings and a long term investment model, which the company wants to abolish. In March the company decided to withdraw from the not profitable sections of business to reorganize its account books, as it happened before in its own history with Body Sonic. As influence of this business reorganization a special loss of 5,900 million JPY added up in March 2003, and for the current term a special loss of 6,300 million JPY is expected, so the account book will be in the red figures two terms in

series. As a result, to compress the bank borrowings the company issued new stock pre-engagement rights, and reduced the amount of bank borrowings from 8,500 million JPY in March 2002 to 1,000 million JPY in September 2003.

With this compression of the bank borrowings, the withdrawal from the not profitable sections of business and the new management plan to remove the stocks and establish a perfect parent company, the company wants to find its position in the rapidly developing entertainment business world in being a sound and competitive company.

The company also thinks about how it's possible to give the group a mobile and soft reconstruction and a efficient management system. It's also considered how to form the group efficiently, giving each subsidiary company a business from special nature with responsibility and the company wants to establish the film production business and the investment business as its two pillars of business. The company also expects through its new management system to strengthen the nature of its profits. It's also considered how the various fields of the M and A business could be formed into a efficient management.

From now on it's the prime goal of the holding company to improve the financial situation, to raise the enterprise value, the stockholders value and the market value and to reach the resumption of dividends for the stockholders.

Conditions of the stock removal

(1) The agenda of the stock removal (plan)

Board of directors meeting	The 28th of October 2003 (Tuesday)
Public note of the basic date for the special stockholders meeting	The 29th of October 2003 (Wednesday)
Basic date for the special stockholders meeting	The 13th of November 2003 (Thursday)
Special stockholders meeting (approval for the resolution of the establishment of the holding company)	The 16th of January 2004 (Friday)
Public note of the stock certificate offer	The 17th of January 2004 (Saturday) (plan)
Terms of the stock certificates	The last ten days of January and February 2004 (plan)
Registration cancellation date	The last ten days of February 2004 (plan)
Date of the stock removal and the establishment of the holding company	The last ten days of march 2004 (plan)
Date of the establishment of the holding company	The last ten days of march 2004 (plan)
Date of stock removal (registration date of the establishment of the holding company)	The last ten days of March 2004 (plan)

(2) Stock removal ratio (plan)

	Omega Project Holdings Co., Ltd. (assumed name)	Omega Project Co., Ltd.
Stock removal ratio	1.0	1.0

(a) Stock allocation ratio

As allocation one normal stock of Omega Project Co., Ltd. is delivered to one normal stock of Omega Project Holdings Co., Ltd.

(b) A unit stock system is adopted, one stock unit is 1,000 stocks

(c) The basis for the calculation of the stock removal ratio

As of the original stock removal due to the company's singleness only one perfect parent company is established. So the company of Omega Project Holdings Co., Ltd. is made, to give the stockholders no disadvantage and in order to treat them with justice, all stockholders shares are allocated one to one (one Omega Project Co., Ltd. stock for one Omega Project Holdings Co., Ltd.).

(d) Calculation method and basis concerning third parties engines

Due to the above mentioned point (c) a third party engine is not possible.

(3) Stock removal grant

At the occasion of stock removal, the company does not pay any stock removal grants.

(4) Matters concerned with the application of registration after the establishment of the new company

The planed date for registration of the newly established perfect parent company should be in accordance with the "Securities Dealers Association of Japan" regulations the last ten days of March 2004 together with the stock removal. Going along with the registration of the Omega Project Holdings Co., Ltd. (assumed name) goes the dissolution of the registration from Omega Project Co., Ltd. which is planned for the last ten days of February 2004.

Outline of Omega Project Co., Ltd. (the stock removing company)

Trade name	Omega Project Co., Ltd.
Business contents	Film production business and investment business
Date of establishment	January 1976
Address of the headquarters	Tokyo, Shibuya Ku, Jingumae 2-26-6 (changed at the 12th of September 2003)
Representatives	Representative director and chairman Toyoyuki Yokohama Representative director and president Kyoichi Miyazaki
Capital stock	13, 643,470,000 JPY (as of the 27th of October 2003)
Total amount of issued stocks	251,384,556 stocks (as of the 27th of November 2003)
Stockholders equity	4,719,82,000 JPY (as of the 30th of September 2003)
Gross capital	8,878,780,000 JPY (as of the 30th of September 2003)
Date of settlements of accounts	The 31st of march
Number of employees	30
Main transaction partners	Alpha International, Kanematsu Communications, Tohoku Pioneer
Main stockholder (possession ratio)	N.D.F. Holdings Inc. (34.9%)
Main transaction banks	UFJ Bank, Tokyo Mitsubishi Bank, Mizuho Bank
Number of stockholders	16,718

Outline of the new holding company

Trade name	Omega Project Holdings Co., Ltd (assumed name)
Business contents	1. Acquisition and holding of stocks and securities of other companies, and administration and management of the relevant companies. 2. Administration and management of the companies business affairs, and planning and consideration of its business strategy, and the business affaires correspondence for all stockholders
Address of the headquarters	Tokyo, Shibuya Ku, Jingumae 2-26-2
Directors and auditors	Representative director and chairman Toyoyuki Yokohama Representative director and president Kyoichi Miyazaki Directors: Minki Kim, Aoshima Masaaki, Kondo Yoshiaki Auditors: Hongo Yoshihiro, Kawata Hiroya, Furubiki Yoshihide,
Capital stock	3,000,000,000 JPY
Planned issued stocks	251,384,556 stocks (as of the 27th of November 2003)
Date of settlements of accounts	The 31st of march, however the first business year will be from the date of the establishment registration (during

	the last ten days of march 2004) until the 31st of march 2004, and the second business year will be from the 1st of April 2004 until the 31st of march 2005.
Auditor	First International Auditing Corporation
Perspectives after the establishment of the new company and the effects of business reconstruction	The new company intends to create a business value due to its special nature through administration of the subsidiary companies, so that each can support the other to create synergy effects and profit. The company wants efficiently to apply its property know how to the group members and subsidiary companies, and to select and manage them. Through different techniques of support for each subsidiary company, the company wants a soft and quick group make possible.

(5) Concerning the change of consolidated subsidiaries

The below mentioned shows the resolution made at the board of directors meeting held at the 28th of October 2003, concerning the change of the company's consolidated subsidiary Aoyama Research Inc.

(a) Outline of the subsidiary company (as of the 31st of March 2003)

Trade name	Aoyama Research Inc.
Address	Tokyo, Minato Ku, Minami Aoyama 5-4-46
Representative	Representative director and president Nakashima Jujiro
Date of establishment	The 28th of march 1991
Business contents	Financial consulting business, various insurance management business
Date of settlement of the accounts	The 31st of march
Number of employees	12
Amount of capital	10,000,000 JPY
Sales	280,000,000 JPY (result from the term till march 2003)

(b) The proportion of the voting power and the total voting power before and after the chance of the company's possession concerning the subsidiary company.

	Before the change	After the change
1. Number of the company's possessed voting power	200 pieces	0 pieces
(Number of stocks possessed by the company)	200 stocks	0 stocks
2. Total amount of voting power	200 pieces	/
(total number of issued stocks)	200 stocks	/
3. Concerning the total amount of voting power		
proportion	100.0%	0%
(proportion to the total number of issued stocks)	100.0%	0%

(c) Reason for transfer and date of the change

From the 31st of March 2003 Aoyama Research Inc was a subsidiary of the company. The change came because of the board of directors' resolution from the 28th of October 2003, which was concerned with the stock removal and the establishment of a perfect parent company, and the company's organization as a single substance.

Due to these circumstances there has been an application of stock transfer in order to integrate the company in New Corporate Ltd. as a subsidiary company. Date of change: the 31st of October 2003.

(d) Transfer amount: 300,000,000 JPY

Last consolidated fiscal year (from the 1st of April 2003 until the 31st of March 2004)

1. Full conversion of the 2nd unsecured convertible bond

200 million JPY of the 2nd unsecured convertible bond was issued on the 27th of August 2001 (September 2003 balance 1500 million JPY, date of maturity 29 July 2004) was converted on 26 March 2004. Conversion into stocks was continued to be done after the accounting day as follows:

Conversion date: 2nd April 2004

Convertible bonds: 1300 million JPY

Conversion price: 28 yen

Issued number of stocks: 46,428,571 stocks

Also, the number of already issued stocks as of 31 March 2004 is 340,149,261, and as a result of the conversion, the number of stocks will be 386,577,832 stocks.

2. Acquisition of a subsidiary

In a purpose to co-produce in the film "Yatou" which O&Z Project Co., Ltd. holds its film rights, the company acquired O&Z Project Co., Ltd. as the company's subsidiary on 7 April 2004.

Outline of O&Z Project Co., Ltd.

Business name	O&Z Project Co., Ltd.
Business contents	Film production business and management of film rights
Date of establishment	January 19th 2004
Representatives	President Kyoichi Miyazaki
Capital	10 million JPY
Grant fee	5 million JPY
Percentage of voting share the company holds	50%
Acquired date	May 31st 2004

Current consolidated fiscal half year (from the 1st of April 2004 until the 30th of September 2004)

1. Acquisition of subsidiaries

On 1st September 2004, it has been decided at the company's board of directors' meeting that the company will acquire film production companies, Basara Pictures Co., Ltd. of Japan and Omega Pictures Co., Ltd. as subsidiaries, and both of these companies were acquired on the 1st November 2004.

Outline of Basara Pictures Co., Ltd.

Business name	Basara Pictures Co., Ltd.
Business contents	Film production business and management of film rights
Date of establishment	July 17th 1996
Representatives	President Ayako Matsuzawa
Capital	170.73 million JPY
Grant fee	90 million JPY
Percentage of voting share the company holds	50%
Acquired date	November 1st 2004

Outline of Omega Pictures Co., Ltd.

Business name	Omega Pictures Co., Ltd.
Business contents	Film production, planning, distributing, and import/export business
Date of establishment	August 26th 1999
Representatives	President Lee Hyung Soo
Capital	3.42 billion won
Grant fee	48 million JPY
Percentage of voting share the company holds	54.8%
Acquired date	November 1st 2004

2. Investment Business

At the board of directors' meeting held on the 26th November 2004, it has been decided that the company will participate in the management of Saboten Park and Resort Inc (Headquarters: Ito City, Saitama prefecture, Business contents: management of theme parks, planning of events, etc. Representative: Toyoyuki Yokohama, Capital: 10 million JPY). Saboten Park and Resort Inc will be commissioned the management of Izu Shaboten Koen (Cactus Park), Izu Guranparu Koen (Field Park), and Izu Kaiyou Koen (Oceanic Park) all located in Ito City, Shizuoka prefecture starting 1 December 2004. Since these parks are well known tourist points, it is believed that they will bring an effective synergy to the company's entertainment business. At the moment, the company is considering of utilizing the park's parking space effectively as drive-in theaters. Also, by actively using the parks as location sites in film production, the company will publicize the spectacular scenery of Izu to bring about a greater synergy with its film business. In the dramatically changing entertainment business today, as the first step in comprehensive business operation of raising funds, creating, and showing of motion picture, Omega Project Group will gain strength and determination in expanding its business. At the same time, the company will develop its portfolio establishment in the investment business. The company's shareholder voting rights is 33.0%, thus Saboten Park and Resort Inc corresponds as the company's equity method affiliate.

Fiscal Half year ended September the 30th 2004

Brief Report Concerning Account Closing (Non- Consolidated) **the 26th of November 2004**

Company Name: **Omega Project Co., Ltd.** Registered Issue

Code No. 6819 Residential Prefecture of Headquarters: Tokyo

(URL http://www.omega.co.jp)

Address of Headquarters: Omega Project Co., Ltd.
Pastorale Jingumae
2-25-4 Jingumae
Shibuya Ku
150-0001 Tokyo, Japan

Contact Person: Chief of Presidents' Office, Kamiya Koji Tel.: +81-3-5474-8811

Date of fiscal half year Board Meeting, the 26th of November 2004

Interim dividend payment date: None

Existence of a interim dividend system: Existing

Existence of a stock unit system: Existing (one unit is 1,000 stocks)

Results of the Fiscal Half Year ended at the 30th of September 2004 (from the 1st of April 2004 until the 30th of September)

(1) Business Results (Figures less than one million JPY are disregarded)

	Sales		Operating Profit		Ordinary Profit		Net income		Net income per share	
	Million JPY	%	Million JPY	%	Million JPY	%	Million JPY	%	Yen	Sen
September 2004	704	(28.6)	(671)	/	(624)	/	(796)	/	(2	05)
September 2003	987	(76.3)	(2,080)	/	(2,132)	/	(6,190)	/	(35	60)
March 2004	1,759	(76.6)	(2,683)	/	(2,844)	/	(11,232)	/	(52	90)

(Notes)

1. Average of outstanding shares: September 2004 389,380,059 shares; September 2003 173,846,647 shares; March 2004 212,312,684 shares

2. Change of Accounting Method: None

(2) Dividend Situation

	Interim dividend per share		Annual dividend per share	
	Yen	Sen	Yen	Sen
September 2003	0	00	/	/
September 2004	0	00	/	/
March 2004	/	/	0	00

(3) Status of Finances

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity	Shareholders' Equity per share
	million JPY	million JPY	%	Yen Sen
September 2004	5,030	3,296	65.5	8 14
September 2003	8,878	4,719	53.2	21 40
March 2004	5,080	1,967	38.7	5 78

(Notes)

1. Number of Outstanding Shares: September 2004 405,008,010 shares; September 2003 220,506,330 shares; March 2004 340,120,715 shares.

2. Number of treasury stock: September 2004 29,822 shares; September 2003 28,226 shares; March 2004 28,546 shares

Forecast of the Results for the Fiscal year ending at the 31st of March 2004 (from the 1st of April 2004 until the 31st of March 2005)

	Sales	Ordinary Profit	Net income	Annual dividend per share	
				Term end	
	In million JPY	In million JPY	In million JPY	Yen Sen	Yen Sen
Per year	1,400	(1,350)	(1,350)	/ /	/ /

(Reference)

Projected Net Income per Share (per year): (3JPY 33Sen)

1. Interim Financial Statement

(1) Interim balance sheet

Term / Account title	Last fiscal half year (as of the 30th of September 2003)		Current fiscal half year (as of the 30th of September 2004)		Last fiscal year (as of the 31st of march 2004)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Assets)	Thousands of JPY	%	Thousands of JPY	%	Thousands of JPY	%
1. Current assets						
Cash and cash equivalents	136,147		46,491		304,812	
Accounts receivable trade	1,255,774		789,947		816,315	
Short term loans	667,079		104,659		67,888	
Inventories	261,396		494		123,015	
Advance payments	2,330,080		914,572		1,152,534	
Deferred payments	1,250,227		494,657		526,915	
Others	253,235		239,782		205,824	
Allowance for doubtful accounts	(69,571)		(42,036)		(51,058)	
Total current assets	6,084,370	68.5	2,548,570	50.7	3,146,248	61.9
2. Fixed assets						
Tangible fixed assets						
Buildings	3,605		3,318		3,652	
Tools furniture and fixtures	1,718		1,034		1,276	
Construction in process	100,000		/		100,000	
Total tangible fixed assets	105,323	1.2	4,352	0.1	104,929	2.1
Intangible fixed assets	95,174	1.1	136,135	2.7	152,525	3.0
Investments and other assets						
Security investments	1,000,709		583,148		340,417	
Stocks from affiliates	30,000		5,000		/	
Long term loans receivable	1,635,241		2,466,490		2,204,874	
Other long operation receivable	2,891,614		1,314,389		2,576,965	
Deferred tax assets	/		325,000		328,500	
Others	536,783		154,648		63,304	
Allowance for doubtful accounts	(3,535,311)		(2,507,727)		(3,837,622)	
Total investments and other assets	2,559,535	28.8	2,340,949	46.5	1,676,440	33.0
Total fixed assets	2,759,535	31.1	2,481,437	49.3	1,933,894	38.1
3. Deferred assets						
Bond issue expenses	34,880		/		/	
Total deferred assets	34,880	0.4	/	/	/	/
Total Assets	8,878,785	100.0	5,030,008	100.0	5,080,143	100.0

Term / Account title	Last fiscal half year (as of the 30th of September 2003)		Current fiscal half year (as of the 30th of September 2004)		Last fiscal year (as of the 31st of March 2004)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Liabilities)	Thousands of JPY	%	Thousands of JPY	%	Thousands of JPY	%
1. Current liabilities						
Notes payable trade	273,582		50,000		50,000	
Accounts payable trade	567,294		137,455		170,558	
Short- term loans repayable	396,500		387,444		373,644	
Current portion of long term debts	123,000		308,000		108,000	
Accrued liabilities	274,756		162,068		196,540	
Accrued taxes on income	3,735		22,590		4,945	
Litigation loss reserve	200,000		200,000		150,000	
Others	243,033		220,120		221,978	
Total current liabilities	2,081,902	23.4	1,487,678	29.6	1,275,667	25.1
2. Fixed liabilities						
Convertible bond	1,500,000		/		1,300,000	
Long- term loans repayable	436,000		158,400		413,900	
Estimated retirement allowance	3,770		3,861		3,249	
Director's retirement allowance	14,280		17,367		16,282	
Others	123,009		66,398		103,889	
Total fixed liabilities	2,077,059	23.4	246,027	4.9	1,837,320	36.2
Total liabilities	4,158,962	46.8	1,733,706	34.5	3,112,988	61.3
(Stockholders' equity)						
1. Capital stock	13,227,673	149.0	15,446,633	307.1	14,421,973	283.9
2. Capital reserve						
Legal capital surplus	1,354,250		1,011,659		2,471,549	
Total capital reserve	1,354,250	15.3	1,011,659	20.1	2,417,549	48.6
3. Earned surplus						
Earned legal reserve	19,000		/		19,000	
Undivided profit interim (annual)	(9,917,187)		(13,265,125)		(14,959,070)	
Total earned surplus	(9,898,187)	(111.5)	(13,265,125)	(263.7)	(14,940,070)	(294.1)
4.Revaluation loss on other investment securities	42,925	0.5	110,020	2.2	20,542	0.4
5. Treasury stock	(6,837)	(0.1)	(6,886)	(0.2)	(6,841)	(0.1)
Total shareholders' equity	4,719,823	53.2	3,296,302	65.5	1,967,154	38.7
Total liabilities and shareholders' equity	8,878,785	100.0	5,030,008	100.0	5,080,143	100.0

(2) Interim income statement

Term / Account title	Last fiscal half year (from the 1st of April 2003 until the 30th of September 2003)		Current fiscal half year (from the 1st of April 2004 until the 30th of September 2004)		Last fiscal year (from the 1st of April 2003 until the 31st of March 2004)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	Thousands of JPY	%	Thousand of JPY	%	Thousand of JPY	%
1. Sales	987,949	100.0	704,989	100.0	1,759,107	100.0
2. Cost of sales	2,485,065	251,5	1,074,332	152.4	3,496,209	198.7
Gross profit (loss) on sales	(1,497,115)	(151.5)	(369,342)	(52.4)	(1,737,102)	(98.7)
3. Selling and general administrative expenses	583,782	59.1	301,821	42.8	946,531	53.8
Operating income (loss)	(2,080,898)	(210.6)	(671,164)	(95.2)	(2,683,633)	(152.5)
4. Non operating revenues	177,532	18.0	85,728	12.2	198,474	11.3
Interest income	10,887		9,507		19,267	
Others	166,644		76,221		179,207	
5. Non operating expenses	228,977	23.2	39,307	5.6	359,604	20.5
Interest expenses	20,652		19,426		45,031	
Amortization of bond issue cost	33,600		/		68,230	
Amortization of bond premium	250		/		250	
New stock issue cost repayment	17,503		1,761		23,613	
Others	157,220		18,118		222,479	
Ordinary income	(2,132,343)	(215.8)	(624,742)	(88.6)	(2,844,763)	(161.7)
6. Extraordinary profits	124,429	12.6	1,523,510	216.1	158,766	9.0
Gain on sales of investment securities	66,071		97,451		75,851	
Gain on sales of fixed assets	17,693		/		17,693	
Reversal of allowance for doubtful receivables			1,336,316		/	
Gain from forgiveness of debt			84,761		/	
Others	40,664		4,982		65,221	
7. Extraordinary losses	4,171,620	422.3	1,694,163	240.3	8,534,200	485.1
Loss on sale of investment securities	/		/		29,265	
Loss from devaluation of investment securities	/		/		475,580	
Loss from devaluation of inventories	1,604,513		/		3,477,369	
Loss from transfer receivables			1,625,601		/	
Provision for doubtful accounts	2,054,188		/		3,944,113	
Others	512,919		68,562		607,871	
Income before taxes	(6,179,534)	(625.5)	(795,395)	(112.8)	(11,220,196)	(637.8)
Provision for income tax current	10,865	1.1	1,210	0.2	12,085	0.7
Net income	(6,190,400)	(626.6)	(796,605)	(113.0)	(11,232,282)	(638.5)
Income brought forward	(3,637,662)		(12,468,520)		(3,637,662)	
Disposition amount of the variance of the estimate of land	(89,124)		/		(89,124)	
Unappropriated retained earnings	(9,917,187)		(13,265,125)		(14,959,070)	

(3) Doubts on the premise of going concern

Last fiscal half year (from the 1st of April 2003 until the 30th of September 2003)	Current fiscal year (from the 1st of April 2004 until the 30th of March 2004)	Last fiscal year (from the 1st of April 2003 until the 31st of March 2004)
In February 2003 the company decided to withdraw from the film rights trading business, as this largely depends on long and medium term bank borrowings and a global network of subsidiaries, and put a change towards a single substance company based on own fund into effect. Concerning to its reconstruction the company sold its Body Sonic trade rights in march 2003, withdraw from the mobile phone business in June 2003, and decided to promote own contents production and investment business as its driving goals. At the meeting of the board of directors at the 28th of October 2003 held due to the credit uncertainty in film trade business, the company decided, because the expectations got even more serious, to possess less purchase copyrights as decided in the earlier fund management stability plan which wanted to reach a clear away of purchase copyrights until march 2004. As a result of the various business withdrawals and arrears in the investment business the sales decreased in the current consolidated fiscal half year, and against the first expectations the net loss added up to 6,190 million JPY. As a effect of this net loss, the company issued a bond (balance at the end of September 2003 1,500 million JPY), to be able to give the borrowings in September a smooth decrease of about 950 million JPY, however there might be a potential conflict with the additional dept restriction clause as of march 2004, which will come along with the repayment of the bond. Due to the above mentioned circumstances, there are serious doubts on the premise of going concern of the company. In order to dissolve the current situation, the	From March 2003, the company has been withdrawing from various businesses for three terms for the reorganization and strengthening in the company's domestic entertainment business and managing of content funds. As this result, the company's debt with interest as of the end of September 2004 amounts to 850 million JPY. Although this was a big decrease from the last term, the company has recorded net deficits for the fiscal half year four years in a roll, and the accumulated profit has totaled to minus 13,200 million JPY. As a result of the above mentioned situation, there are serious doubts on the premise of going concern. 5. The establishment of a perfect parent company (Omega Project Holdings Co., Ltd.) in November 2004 has been delayed due to various reasons. However, the company is striving for its early establishment, and to achieve efficient management strategies. 6. Acquire entertainment business subsidiaries to add value to the company and to restore profitability. 7. In investment business, learning and obtaining the know-how of leisure facility business in order to restore profitability and to collaborate with the entertainment business. 8. To dissolve the remaining interest bearing debts and strengthen the financial foundations of the company is the main focus. As a result, although in March 2005 it is expected that there will be red figures from the movie service cost, the aim is set in March 2006 to establish a strong financial system and restore profitability.	In February 2003, the company decided to withdraw from the film rights trade business and the former long and middle term investments model, in June 2003 the company decided to withdraw from the mobile phone and internet business, in October the company cleared its film rights away, and in March 2004 the company decided to withdraw from the business regeneration investment business. Concerning the whole businesses of the company a reconstruction is planned, with a focus on the domestic entertainment business and the formation and management of content funds. As a result of the before mentioned business withdrawals, a net loss exceeding the company's first expectations of 11,200 million JPY added up, and the earned surplus of the company amounted to a minus of 14,900 million JPY. As a result of the above mentioned situation, there are serious doubts on the premise of going concern. To improve this situation, the company reconsidered its organization drastically and decided to withdraw its shares and to establish a perfect parent company (Omega Project Holdings Co., Ltd.) in March 2004, after the schedule has been interrupted due to various reasons; the aim now is to establish this parent company in November 2004. To propel the raise if the mobility of its businesses and the efficiency of its management after the establishment of the parent company, the company established two new main pillars of business, the entertainment business (with domestic film productions, and music contents) and the investment business (with the formation and management of contents funds) to be able to raise the multiplier effects and the value added,

company put a drastic revise of its organization forward in October 2003 with prospects to march 2004. Stocks will be removed and a perfect parent company will be established (tentative name: Omega Project Holdings Co., Ltd.), to make the business more mobile and to propel the efficiency of the management. From the next term on, under the influence of the new parent company, the company wants the entertainment business (film production, and concert promotion business) and the investment business (business contents and fund business) to become its two pillars of business. Concerning the plan for the special meeting of stockholders at the 16th of January 2004, the company wants to practice a stock turnover downward revision and a stock promotion. With these measures the company wants to shift into black figures after march 2005 and back to the resumption of dividends. As the fiscal statement has been made under the premise of going concern it does not reflect the above mentioned doubts.	As the consolidated fiscal statement has been made under the premise of going concern, it does not reflect the above mentioned doubts.	and even more to give the company's financial affairs a stable base again, in order to regain strength. Due to the continuous depreciations due to the film business, the fiscal year ending in March 2005 should be last one in the red figures, from the fiscal year ending in March 2006 on the company wants to reach the black figures again, as it is the company's aim to reach the resumption of dividends. The convertible bond of the first fiscal half year (end balance at the 30th of September 2003 1,500 million JPY) conflicted with an additional debt restriction clause as of the end of March 2004 but as, at the 26th of March 2004 the conversion of the bond to stocks of 200 million JPY and 1,300 million JPY at the 2nd of April 2004 has gone forward the risks concerned with the repayment of this bond are partially dissolved. The band borrowings of the company amount to 900 million JPY, decreased by 900 million JPY from the last fiscal year. As the consolidated financial statement has been prepared under the premise of going concern, it does not reflect the above mentioned doubts.

(4) Basics concerning the preparation methods of the interim financial statement

1. Accounting Standards

1.1 Standards and methods for the valuation of major assets

(1) Inventories

For materials in process and film distribution rights, the identified cost method is applied.

Film distribution rights are amortized within a 12- month period starting at the time they are released using the sum of the years' digits method.

(2) Securities

Stocks of subsidiary companies and affiliates: moving average method

Securities available for sale with fair value: Fair value based on the market price at the closing date of the fiscal term. (Both unrealized gains and losses are included as a component of shareholders` equity; cost is mainly determined using the moving average cost)

Securities with no market price: The moving average method is applied

(3) Derivatives

The market price method is applied.

1.2 Methods for depreciation of depreciable assets

(1) Tangible fixed assets: Declining balance method

Durable years are as follows:

Building Attached Equipments	8 to 15 years
Tools and Equipments	2 to 20 years

(2) Intangible fixed assets: Straight- line method

Software used by the company is valued in accordance with the straight- line method based on the actual period of possible use within the company (from 3 to 5 years).

1.3 Accounting standards for significant reserves

(1) Allowance for doubtful accounts

In order to reserve for loss incurred due to credit loss the allowance for doubtful accounts is provided at the estimated amount calculated on the past experience, as well as the estimated specific amount for uncollectible of doubtful accounts.

(2)Accrued pension cost

For the payment of retirement and severance benefits to employees, accrued pension costs are reserved at the amount incurred in the current period based on the projected benefit obligation and the fair value of plan assets as of the current period end.

3. Reserve for directors` retirement allowances

Accrued severance indemnities are reserved for the payment of retirement and severance benefits to directors. The reserve for the future payments is fully provided based on the internal rule for directors` severance indemnities.

4. Reserve for loss from litigation

To prepare the reserve for loss from litigation the expected loss is added up.

1.4 Accounting methods for lease transactions

Financial lease transactions other than in cases in which the ownership of the leased property is transferred to the lessee are accounted using the accounting method applicable to ordinary lease transactions.

1.5 Other significant items in preparation of the interim consolidated financial statement

Consumption tax: Consumption tax is excluded from the figures

(5) Change in accounting titles and classifications

Last fiscal half year: from the 1st of April 2003 until the 30th of September 2003

(Concerning the balance sheet)

From the current fiscal half year on the "short term loans receivable", formerly declared under the "others" in the current assets, are declared in a own position under the current assets. The amount of the "short term loans receivable" under the "others" in the current assets for the last fiscal half year was 206,913 thousand JPY.

Current fiscal half year: from the 1st of April 2004 until the 30th of September 2004

(Concerning the balance sheet)

The "amount invested" which has been categorized under the "others" in asset division of investment others will be divided and categorized under a new category due to the amount surpassing 5/100 of total asset of current fiscal half year. The "amounted invested" during the last fiscal half year included as "others" in asset division of investment others was 328,500 thousand JPY.

Extra Information

An "Amendment in Local Tax Law" (Law 9 of 2003) was promulgated on the 31st March 2003, and starting this term, the corporate enterprise tax falling below the amount of asset or added value will be recorded as marketing cost or administrative expense. As a result, the amount of marketing cost and administrative expense increased by 17,645 thousand JPY, and the business profit and current profit decreased by 17,645 JPY.

(6) Notes

(1) Notes to the balance sheet

(Unit in thousands of JPY)

For the end of the last fiscal half year (as of September the 30th 2003)	For the end of the current fiscal half year (as of the 30th of September 2004)	For the end of the last fiscal year (as of the 31st of March 2004)
1. Accumulated depreciation of tangible fixed assets 3,862	1. Accumulated depreciation of tangible fixed assets 4,689	1. Accumulated depreciation of tangible fixed assets 4,383
2. Assets applied as collateral	2. Assets applied as collateral	2. Assets applied as collateral
/	Investment account security 36,355	Investment account security 36,355
	Total 36,355	Total 36,355

(Unit in thousands of JPY)

For the end of the last fiscal half year (as of September the 30th 2003)	For the end of the current fiscal half year (as of the 30th of September 2004)	For the end of the last fiscal year (as of the 31st of March 2004)
	Liabilities of above applied assets Short-term borrowings 274,000 Total 27,400	Liabilities of above applied assets Short- term borrowings 334,000 Total 334,000
3. Contingent financial affairs The company guarantees the bank borrowing of the company below mentioned Sweet Basil Co., Ltd. 218,238 S.J. Omega Co., Ltd. 230,118 Isshou Co. , Ltd 10,148 Zak Corporation Co., Ltd. 59,853 Total 518,357 Below mentioned are the installment prices for the financial affair guarantees. Isshou Co., Ltd. 14,185 Total 14,185	3. Contingent financial affairs The company guarantees the bank borrowing of the company below mentioned Sweet Basil Co., Ltd. 228,500 Zak Corporation Co., Ltd. 31,685 Total 260,185	3. Contingent financial affairs The company guarantees the bank borrowing of the company below mentioned. Sweet Basil Co., Ltd. 193,500 Isshou Co. ,Ltd 4,688 Zak Corporation Co., Ltd. 42,248 Total 240,436
4. Endorsed amount of bills receivable 241 5. Disposition of consumption tax As the amounts of suspense consumption tax payments and suspense consumption tax receipts nearly offset each other, they are declared in the position others in the current assets.	4. Endorsed amount of bills receivable / 5. Disposition of consumption tax Same as last fiscal half year	4. Endorsed amount of bills receivable / 5. Disposition of consumption tax The accrued consumption tax is declared in the position others in the current assets.
6. Issued stocks 220,534,556 common stocks 7. Treasury stock 28,226 common stocks	6. Issued stocks 405,037,832 common stocks 7. Treasury stock 29,822 common stocks	6. Issued stocks 340,149,261 common stocks 7. Treasury stock 28,546 common stocks

(2) Notes to the income statement

(Unit in thousands of JPY)

For the end of the last fiscal half year (as of September the 30th 2003)	For the end of the current fiscal half year (as of the 30th of September 2004)	For the end of the last fiscal year (as of the 31st of March 2004)
Enforced amount of depreciation Tangible fixed assets 15,275 Intangible fixed assets 740	Enforced amount of depreciation Tangible fixed assets 519 Intangible fixed assets 16,390	Enforced amount of depreciation Tangible fixed assets 16,248 Intangible fixed assets 14,065

(3) Notes to the lease transactions

(Unit in thousands of JPY)

For the end of the last fiscal half year (as of September the 30th 2003)

1. Financial lease transactions other than cases in which the ownership of the leased property is transferred to a lessee.

(1) Values equivalent to the acquisition cost, the accumulated depreciation and the book value of the fiscal half year.

	Acquisition cost	Accum. depreciation	Book value
Buildings	40,523	5,031	35,492
Total	40,523	5,031	35,492

(Note) The above mentioned amount of money does not contain the interest expenses.

(2) Value equivalent to the balance of unexpired lease payments at the end of the fiscal half year

Within one year	7,979
Over one year	28,262
Total	36,241

(3)Lease payment and value equivalent to the depreciation cost

Lease payment	10,589
Value equivalent to depreciation cost	8,398
Value equivalent to the interest expense	2,191

(4)Method of calculation of the value equivalent to interest.

The value equivalent to the sum of the interests is the difference of the total amount of lease and the acquisition value of the leased property, and regarding the allocation for each of them the interests method is applied.

(5) Method for calculation of the value equivalent to the depreciation cost

The value equivalent to the depreciation cost is

For the end of the current fiscal half year (as of the 30th of September 2004)

1. Financial lease transactions other than cases in which the ownership of the leased property is transferred to a lessee.

(1) Values equivalent to the acquisition cost, the accumulated depreciation and the book value of the fiscal half year.

	Acquisition cost	Accum. depreciation	Book value
Buildings	40,532	14,183	26,340
Total	40,532	14,183	26,340

(Note) The above mentioned amount of money does not contain the interest expenses.

(2) Value equivalent to the balance of unexpired lease payments at the end of the fiscal half year

Within one year	7,875
Over one year	20,386
Total	28,262

(3)Lease payment and value equivalent to the depreciation cost

Lease payment	4,998
Value equivalent to depreciation cost	4,052
Value equivalent to the interest expense	1,305

(4) Method of calculation of the value equivalent to interest

Same as last fiscal half year

(5) Method for calculation of the value equivalent to the depreciation cost

Same as last fiscal half year

For the end of the last fiscal year (as of the 31st of March 2004)

1. Financial lease transactions other than cases in which the ownership of the leased property is transferred to a lessee.

(1) Values equivalent to the acquisition cost, the accumulated depreciation and the book value of the fiscal year.

	Acquisition cost	Accum. depreciation	Book value
Buildings	40,523	10,130	30,392
Total	40,523	10,130	30,392

(Note) The above mentioned amount of money does not contain the interest expenses.

(2) Value equivalent to the balance of unexpired lease payments at the end of the fiscal year

Within one year	7,546
Over one year	24,408
Total	31,954

(3)Lease payment and value equivalent to the depreciation cost

Lease payment	15,587
Value equivalent to depreciation cost	13,260
Value equivalent to the interest expense	3,651

(4) Method of calculation of the value equivalent to the interest.

Same as last fiscal half year

(5) Method for calculation of the value equivalent to the depreciation cost

Same as last fiscal half year

calculated in accordance with the straight- line method based on the lease period as useful life and a zero residual value.		

Concerning securities

For the last fiscal half year (as of the 30th of September 2003), the current fiscal half year (as of the 30th of September 2004) and the last fiscal year (as of the 31st of March 2004), there are no securities with a current market price from the affiliates and the subsidiary companies.

Per share information

Item	Last fiscal half year (from the 1st of April 2003 until the 30th of September 2003)	Current fiscal half year (from the 1st of April 2004 until the 30th of September 2004)	Last fiscal year (from the 1st of April 2003 until the 31st of March 2004)
Net assets per share	21.40 JPY	8.14 JPY	5.78 JPY
Net loss per share	35.60 JPY	2.05 JPY	52.90 JPY
	The added up net profit per share after latency share adjustment is not recorded as there is a net loss per share for the fiscal half year.	The added up net profit per share after latency share adjustment is not recorded as there is a net loss per share for the fiscal half year.	The added up net profit per share after latency share adjustment is not recorded as there is a net loss per share for the fiscal half year.

(Note) The following shows the basics for the calculation of the net loss per share.

Item	Last fiscal half year (from the 1st of April 2003 until the 30th of September 2004)	Current fiscal half year (from the 1st of April 20034until the 30th of September 2004	Last fiscal year (from the 1st of April 2003until the 31st of March 2004
Net loss (in thousands of JPY)	6,190,400	796,605	11,232,282
Amount not belonging to the common stocks(thousands JPY)	/	/	/
Net loss belonging to the common stocks(thousands JPY)	6,190,400	796,605	11,232,282
Total number of issued stocks	173,846,647	389,380,059	212,312,684
	Second unsecured convertible bond with stock right one kind, and second new stock pre-engagement rights one kind (number of new stock pre-engagement rights 3,085)	Third new stock pre-engagement rights one kind. (number of new stock pre-engagement rights 5,454)	Second unsecured convertible bond with stock right

Important events subsequent to the balance sheet day

Last consolidated fiscal half year (from the 1st of April 2003 until the 30th of September 2003)

1. Concerning the board of directors resolution concerned with the film right sweep

In February 2003 the company decided to withdraw from the film rights trading business, as this largely depends on long and medium term bank borrowings and a global network of subsidiaries, and put a change towards a single substance company based on own fund into effect.

Concerning to its reconstruction the company sold its Body Sonic trade rights in march 2003, withdraw from the mobile phone business in June 2003 and decided to promote own contents production and investment business as its driving goals. Due to the credit uncertainty in the film trade business the company decided, because the expectations got even more serious, to possess less purchase copyrights as decided in the earlier fund management stability plan which wanted to reach a clear away of purchase copyrights until march 2004. After march 2004 the company intends to put the inventories related with films into the film rights production expenses and the works in process.

Based on the board of directors resolution from the 28th of October 2003 the special loss for the settlement of accounts in September 2003 adds up as following.

(1)The loss from valuation of advance payments added up to 1,200 million JPY. The relevant loss added up because of the company's aim to stand on a single substance and reach a clear away of the film rights business till march 2004, and because the relevant selling price for the film rights differs from its book value.

(2) There has been a single repayment for film distribution rights of 300 million JPY.

(3) And a transfer to the account of allowances for doubtful accounts added to the special loss with 1,800 million JPY. The relevant loss of the fiscal half year till September 2003 concerns to a loss arisen from the transfer to allowances for doubtful accounts concerned with accounts receivable from the last business year.

The above mentioned special loss adds up to 3,300 million JPY in total.

2. Concerning the board of directors' resolution concerned with the business reconstruction, the stock removal and the establishment of a perfect parent company and a holding company organization.

At the board of directors meeting at the 28th of October 2003 it has been decided to establish a perfect parent company (holding company), in accordance with the commercial law regulations section 364 and following that, giving it up for discussion at the special meeting of stockholders which will be held at the 16th of January 2004.

Concerning the company's aim of business reconstruction through stock removal and the establishment of a perfect parent company and a holding company system, it has to be said that the company itself was established in the same way in 1976 by Bodysonic Co., Ltd. In March there was a special deficit adding up to 3,500 million JPY (the current terms special loss adds up to 5,300 million JPY). But as the current chairman of the company Mr. Yokohama turned in the company in 1999, he managed it to turn the company into the black figures, and reached a resumption of dividends in March 2001.

But due to the terror attacks in New York at the 11th of September 2001 the economic situation and the financial environment for entertainment business changed suddenly, this had a influence on the company's illiquid rights and lead to a sudden decrease of the company's income. Because this situation needed urgent improvement the company decided in February 2003 to withdraw from the film rights business as this depends mainly on bank borrowings and a long term investment model, which the company wants to abolish. In March the company decided to withdraw from the not profitable sections of business to reorganize its account books, as it happened before in its own history with Body Sonic. As influence of this business reorganization a special loss of 5,900 million JPY added up in March 2003, and for the current term a special loss of 6,300 million JPY is expected, so the account book will be in the red figures two terms in

series. As a result, to compress the bank borrowings the company issued new stock pre-engagement rights, and reduced the amount of bank borrowings from 8,500 million JPY in March 2002 to 1,000 million JPY in September 2003.

With this compression of the bank borrowings, the withdrawal from the not profitable sections of business and the new management plan to remove the stocks and establish a perfect parent company, the company wants to find its position in the rapidly developing entertainment business world in being a sound and competitive company.

The company also thinks about how it's possible to give the group a mobile and soft reconstruction and a efficient management system. It's also considered how to form the group efficiently, giving each subsidiary company a business from special nature with responsibility and the company wants to establish the film production business and the investment business as its two pillars of business. The company also expects through its new management system to strengthen the nature of its profits. It's also considered how the various fields of the M and A business could be formed into an efficient management.

From now on it's the prime goal of the holding company to improve the financial situation, to raise the enterprise value, the stockholders value and the market value and to reach the resumption of dividends for the stockholders.

Conditions of the stock removal

(1) The agenda of the stock removal (plan)

Board of directors meeting	The 28th of October 2003 (Tuesday)
Public note of the basic date for the special stockholders meeting	The 29th of October 2003 (Wednesday)
Basic date for the special stockholders meeting	The 13th of November 2003 (Thursday)
Special stockholders meeting (approval for the resolution of the establishment of the holding company)	The 16th of January 2004 (Friday)
Public note of the stock certificate offer	The 17th of January 2004 (Saturday) (plan)
Term of submittance of the stock certificates	The last ten days of January and February 2004 (plan)
Registration cancellation date	The last ten days of February 2004 (plan)
Date of the stock removal and the establishment of the holding company	The last ten days of March 2004 (plan)
Date of the establishment of the holding company	The last ten days of March 2004 (plan)
Date of stock removal (registration date of the establishment of the holding company)	The last ten days of March 2004 (plan)

(2) Stock removal ratio (plan)

	Omega Project Holdings Co., Ltd. (assumed name)	Omega Project Co., Ltd.
Stock removal ratio	1.0	1.0

(a) Stock allocation ratio

As allocation one normal stock of Omega Project Co., Ltd. is delivered to one normal stock of Omega Project Holdings Co., Ltd.

(b) A unit stock system is adopted; one stock unit is 1,000 stocks

(c) The basis for the calculation of the stock removal ratio

As of the original stock removal due to the company's singleness only one perfect parent company is established. So the company of Omega Project Holdings Co., Ltd. is made, to give the stockholders no disadvantage and in order to treat them with justice, all stockholders shares are allocated one to one (one Omega Project Co., Ltd. stock for one Omega Project Holdings Co., Ltd.).

(d) Calculation method and basis concerning third parties engines

Due to the above mentioned point (c) a third party engine is not possible.

(3) Stock removal grant

At the occasion of stock removal, the company does not pay any stock removal grants.

(4) Matters concerned with the application of registration after the establishment of the new company

The planed date for registration of the newly established perfect parent company should be in accordance with the "Securities Dealers Association of Japan" regulations the last ten days of March 2004 together with the stock removal. Going along with the registration of the Omega Project Holdings Co., Ltd. (assumed name) goes the dissolution of the registration from Omega Project Co., Ltd. which is planned for the last ten days of February 2004.

Outline of Omega Project Co., Ltd. (the stock removing company)

Trade name	Omega Project Co., Ltd.
Business contents	Film production business and investment business
Date of establishment	January 1976
Address of the headquarters	Tokyo, Shibuya Ku, Jingumae 2-26-6 (changed at the 12th of September 2003)
Representatives	Representative director and chairman Toyoyuki Yokohama Representative director and president Kyoichi Miyazaki
Capital stock	13, 643,470,000 JPY (as of the 27th of October 2003)
Total amount of issued stocks	251,384,556 stocks (as of the 27th of november 2003)
Stockholders equity	4,719,82,000 JPY (as of the 30th of September 2003)
Gross capital	8,878,780,000 JPY (as of the 30th of September 2003)
Date of settlements of accounts	The 31st of march
Number of employees	30
Main transaction partners	Alpha International, Kanematsu Communications, Tohoku Pioneer
Main stockholder (possession ratio)	N.D.F. Holdings Inc. (34.9%)
Main transaction banks	UFJ Bank, Tokyo Mitsubishi Bank, Mizuho Bank
Number of stockholders	16,718

Outline of the new holding company

Trade name	Omega Project Holdings Co., Ltd (assumed name)
Business contents	1. Acquisition and holding of stocks and securities of other companies, and administration and management of the relevant companies. 2. Administration and management of the companies business affairs, and planning and consideration of its business strategy, and the business affaires correspondence for all stockholders
Address of the headquarters	Tokyo, Shibuya Ku, Jingumae 2-26-2
Directors and auditors	Representative director and chairman Toyoyuki Yokohama Representative director and president Kyoichi Miyazaki Directors: Minki Kim, Aoshima Masaaki, Kondo Yoshiaki Auditors: Hongo Yoshihiro, Kawata Hiroya, Furubiki Yoshihide,
Capital stock	3,000,000,000 JPY
Planned issued stocks	251,384,556 stocks (as of the 27th of november 2003)
Date of settlements of accounts	The 31st of march, however the first business year will be from the date of the establishment registration (during the last ten days of march 2004) until the 31st of march 2004, and the second business year will be from the 1st of

	April 2004 until the 31st of march 2005.
Auditor	First International Auditing Corporation
Perspectives after the establishment of the new company and the effects of business reconstruction	The new company intends to create a business value due to its special nature through administration of the subsidiary companies, so that each can support the other to create synergy effects and profit. The company wants efficiently to apply its property know how to the group members and subsidiary companies, and to select and manage them. Through different techniques of support for each subsidiary company, the company wants a soft and quick group make possible.

(5) Concerning the change of consolidated subsidiaries

The below mentioned shows the resolution made at the board of directors meeting held at the 28th of October 2003, concerning the change of the company's consolidated subsidiary Aoyama Research Inc.

(a) Outline of the subsidiary company (as of the 31st of March 2003)

Trade name	Aoyama Research Inc.
Address	Tokyo, Minato Ku, Minami Aoyama 5-4-46
Representative	Representative director and president Nakashima Jujiro
Date of establishment	The 28th of march 1991
Business contents	Financial consulting business, various insurance management business
Date of settlement of the accounts	The 31st of march
Number of employees	12
Amount of capital	10,000,000 JPY
Sales	280,000,000 JPY (result from the term till march 2003)

(b) The proportion of the voting power and the total voting power before and after the chance of the company's possession concerning the subsidiary company.

	Before the change	After the change
1. Number of the company's possessed voting power (Number of stocks possessed by the company)	200 pieces 200 stocks	0 pieces 0 stocks
2. Total amount of voting power (total number of issued stocks)	200 pieces 200 stocks	/ /
3. Concerning the total amount of voting power proportion (proportion to the total number of issued stocks)	 100.0% 100.0%	 0% 0%

(c) Reason for transfer and date of the change

From the 31st of March 2003 Aoyama Research Inc was a subsidiary of the company. The change came because of the board of directors' resolution from the 28th of October 2003, which was concerned with the stock removal and the establishment of a perfect parent company, and the company's organization as a single substance.

Due to these circumstances there has been a application of stock transfer in order to integrate the company in New Corporate Ltd. as a subsidiary company. Date of change: the 31st of October 2003.

(d) Transfer amount: 300,000,000 JPY

Last consolidated fiscal year (from the 1st of April 2003 until the 31st of March 2004)

1. Full conversion of the 2nd unsecured convertible bond

200 million JPY of the 2nd unsecured convertible bond was issued on the 27th of August 2001 (September 2003 balance 1500 million JPY, date of maturity 29 July 2004) was converted on 26 March 2004. Conversion into stocks was continued to be done after the accounting day as follows:

Conversion date: 2nd April 2004

Convertible bonds: 1300 million JPY

Conversion price: 28 yen

Issued number of stocks: 46,428,571 stocks

Also, the number of already issued stocks as of 31 March 2004 is 340,149,261, and as a result of the conversion, the number of stocks will be 386,577,832 stocks.

2. Acquisition of a subsidiary

In a purpose to co-produce in the film “Yatou” which O&Z Project Co., Ltd. holds its film rights, the company acquired O&Z Project Co., Ltd. as the company’s subsidiary on 7 April 2004.

Outline of O&Z Project Co., Ltd.

Business name	O&Z Project Co., Ltd.
Business contents	Film production business and management of film rights
Date of establishment	January 19th 2004
Representatives	President Kyoichi Miyazaki
Capital	10 million JPY
Grant fee	5 million JPY
Percentage of voting share the company holds	50%
Acquired date	May 31st 2004

Current consolidated fiscal half year (from the 1st of April 2004 until the 30th of September 2004)

1. Acquisition of subsidiaries

On 1st September 2004, it has been decided at the company’s board of directors’ meeting that the company will acquire film production companies, Basara Pictures Co., Ltd. of Japan and Omega Pictures Co., Ltd. as subsidiaries, and both of these companies were acquired on the 1st November 2004.

Outline of Basara Pictures Co., Ltd.

Business name	Basara Pictures Co., Ltd.
Business contents	Film production business and management of film rights
Date of establishment	July 17th 1996
Representatives	President Ayako Matsuzawa
Capital	170.73 million JPY
Grant fee	90 million JPY
Percentage of voting share the company holds	50%
Acquired date	November 1st 2004

Outline of Omega Pictures Co., Ltd.

Business name	Omega Pictures Co., Ltd.
Business contents	Film production, planning, distributing, and import/export business
Date of establishment	August 26th 1999
Representatives	President Lee Hyung Soo
Capital	3.42 billion won
Grant fee	48 million JPY
Percentage of voting share the company holds	54.8%
Acquired date	November 1st 2004

2. Investment Business

At the board of directors' meeting held on the 26th November 2004, it has been decided that the company will participate in the management of Saboten Park and Resort Inc (Headquarters: Ito City, Saitama prefecture, Business contents: management of theme parks, planning of events, etc. Representative: Toyoyuki Yokohama, Capital: 10 million JPY). Saboten Park and Resort Inc will be commissioned the management of Izu Shaboten Koen (Cactus Park), Izu Guranparu Koen (Field Park), and Izu Kaiyou Koen (Oceanic Park) all located in Ito City, Shizuoka prefecture starting 1 December 2004. Since these parks are well known tourist points, it is believed that they will bring an effective synergy to the company's entertainment business. At the moment, the company is considering of utilizing the park's parking space effectively as drive-in theaters. Also, by actively using the parks as location sites in film production, the company will publicize the spectacular scenery of Izu to bring about a greater synergy with its film business. In the dramatically changing entertainment business today, as the first step in comprehensive business operation of raising funds, creating, and showing of motion picture, Omega Project Group will gain strength and determination in expanding its business. At the same time, the company will develop its portfolio establishment in the investment business. The company's shareholder voting rights is 33.0%, thus Saboten Park and Resort Inc corresponds as the company's equity method affiliate.


Omega
Project Co.,Ltd.

NEW ADRESS
4-20-3 Ebishu
Shibuya-Ku
150-6018 Tokyo Japan

(Chaged on 24th December 2004, from
Pastorale Jingumae 2-25-4 Jingumae)